08058029

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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SEP 10 2008

Washington, DC
109

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2007
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-140947
SEC file number, if available

S-________________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-________________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

PROCESSED
SEP 12 2008
THOMSON REUTERS

Fiscal year ended December 31, 2007
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on September 10, 2008.

REPUBLIC OF COLOMBIA

By: /s/ Oscar Ivan Zuluaga
Oscar Ivan Zuluaga
Minister of Finance and Public Credit

Page 1 of 84
Total Number of pages: 84
Exhibit Index on page: 3

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2007 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

EXHIBIT C

LEY No. 1169
(Diciembre 5 de 2007)

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1o. DE ENERO AL 31 DE DICIEMBRE DE 2008"

EL CONGRESO DE COLOMBIA

D E C R E T A:

PRIMERA PARTE

CAPÍTULO I
PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2008, en la suma de CIENTO VEINTICINCO BILLONES SETECIENTOS QUINCE MIL DOSCIENTOS TREINTA Y CUATRO MILLONES TRESCIENTOS SEIS MIL CIENTO SETENTA Y CUATRO PESOS MONEDA LEGAL ($125.715.234.306.174), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2008, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL	117,503,171,100,667
1. INGRESOS CORRIENTES DE LA NACION	66,212,048,000,000
2. RECURSOS DE CAPITAL DE LA NACION	46,239,350,125,861
5. RENTAS PARAFISCALES	731,759,420,801
6. FONDOS ESPECIALES	4,320,013,554,005
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS	8,212,063,205,507
021000 AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -	
A- INGRESOS CORRIENTES	54,340,000,000
B- RECURSOS DE CAPITAL	93,075,000,000
032000 INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)	
A- INGRESOS CORRIENTES	4,143,795,208
B- RECURSOS DE CAPITAL	3,688,746,281
032400 SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
A- INGRESOS CORRIENTES	57,657,366,643
B- RECURSOS DE CAPITAL	1,598,917,000

040200	FONDO ROTATORIO DEL DANE	
	A- INGRESOS CORRIENTES	10,943,450,000
	B- RECURSOS DE CAPITAL	152,000,000
040300	INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
	A- INGRESOS CORRIENTES	31,843,000,000
050300	ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
	A- INGRESOS CORRIENTES	8,975,000,000
	B- RECURSOS DE CAPITAL	13,181,500,000
	C- CONTRIBUCIONES PARAFISCALES	40,342,137,000
060200	FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
	A- INGRESOS CORRIENTES	83,849,000,000
	B- RECURSOS DE CAPITAL	41,723,000,000
110200	FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
	A- INGRESOS CORRIENTES	54,117,000,000
	B- RECURSOS DE CAPITAL	9,149,000,000
130900	SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
	A- INGRESOS CORRIENTES	6,857,274,787
	B- RECURSOS DE CAPITAL	866,600,698
131000	UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
	A- INGRESOS CORRIENTES	30,000,000,000
	B- RECURSOS DE CAPITAL	10,930,100,000
131300	SUPERINTENDENCIA FINANCIERA DE COLOMBIA	
	A- INGRESOS CORRIENTES	112,985,501,000
	B- RECURSOS DE CAPITAL	5,961,590,000
150300	CAJA DE RETIRO DE LAS FUERZAS MILITARES	
	A- INGRESOS CORRIENTES	117,570,000,000
	B- RECURSOS DE CAPITAL	1,531,000,000
150700	INSTITUTO CASAS FISCALES DEL EJERCITO	
	A- INGRESOS CORRIENTES	27,788,000,000
	B- RECURSOS DE CAPITAL	2,450,000,000
150800	DEFENSA CIVIL COLOMBIANA	
	A- INGRESOS CORRIENTES	1,500,000,000
	B- RECURSOS DE CAPITAL	70,000,000
151000	CLUB MILITAR DE OFICIALES	
	A- INGRESOS CORRIENTES	26,642,000,000
	B- RECURSOS DE CAPITAL	2,831,000,000
151100	CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL	
	A- INGRESOS CORRIENTES	112,939,000,000
	B- RECURSOS DE CAPITAL	4,200,000,000
151200	FONDO ROTATORIO DE LA POLICIA	
	A- INGRESOS CORRIENTES	81,037,000,000
	B- RECURSOS DE CAPITAL	1,081,000,000
151600	SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA	
	A- INGRESOS CORRIENTES	3,336,000,000
151900	HOSPITAL MILITAR	
	A- INGRESOS CORRIENTES	137,037,000,000
	B- RECURSOS DE CAPITAL	958,000,000
152000	AGENCIA LOGISTICA DE LAS FUERZAS MILITARES	
	A- INGRESOS CORRIENTES	302,740,000,000
	B- RECURSOS DE CAPITAL	2,762,000,000
170200	INSTITUTO COLOMBIANO AGROPECUARIO (ICA)	
	A- INGRESOS CORRIENTES	42,123,745,000
	B- RECURSOS DE CAPITAL	3,535,000,000

171300	INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER	
	A- INGRESOS CORRIENTES	2,175,400,000
	B- RECURSOS DE CAPITAL	7,724,600,000
210300	INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-	
	A- INGRESOS CORRIENTES	54,075,000,000
	B- RECURSOS DE CAPITAL	3,364,000,000
210900	UNIDAD DE PLANEACION MINERO ENERGETICA - UPME	
	A- INGRESOS CORRIENTES	10,972,151,390
211000	INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-	
	A- INGRESOS CORRIENTES	6,517,700,000
	B- RECURSOS DE CAPITAL	13,323,300,000
211100	AGENCIA NACIONAL DE HIDROCARBUROS - ANH	
	A- INGRESOS CORRIENTES	175,009,000,000
	B- RECURSOS DE CAPITAL	12,980,000,000
220200	INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)	
	A- INGRESOS CORRIENTES	52,863,014,616
	B- RECURSOS DE CAPITAL	4,000,000,000
220900	INSTITUTO NACIONAL PARA SORDOS (INSOR)	
	A- INGRESOS CORRIENTES	268,261,517
	B- RECURSOS DE CAPITAL	13,300,000
221000	INSTITUTO NACIONAL PARA CIEGOS (INCI)	
	A- INGRESOS CORRIENTES	88,328,999
	B- RECURSOS DE CAPITAL	215,300,000
221100	INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN	
	A- INGRESOS CORRIENTES	2,779,516,819
	B- RECURSOS DE CAPITAL	3,673,471,000
223100	COLEGIO MAYOR DE BOLIVAR	
	A- INGRESOS CORRIENTES	1,432,959,718
	B- RECURSOS DE CAPITAL	46,800,000
223400	INSTITUTO TECNICO CENTRAL	
	A- INGRESOS CORRIENTES	2,835,692,472
	B- RECURSOS DE CAPITAL	408,000,000
223500	INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER	
	A- INGRESOS CORRIENTES	646,869,112
	B- RECURSOS DE CAPITAL	192,100,000
223600	INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO	
	A- INGRESOS CORRIENTES	516,333,358
	B- RECURSOS DE CAPITAL	213,900,000
223800	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
	A- INGRESOS CORRIENTES	311,699,828
223900	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
	A- INGRESOS CORRIENTES	623,634,117
	B- RECURSOS DE CAPITAL	278,000,000
224100	INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
	A- INGRESOS CORRIENTES	662,875,681
	B- RECURSOS DE CAPITAL	19,200,000
224200	INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
	A- INGRESOS CORRIENTES	642,348,529
	B- RECURSOS DE CAPITAL	29,900,000

225400	INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA	
	A- INGRESOS CORRIENTES	2,392,805,230
230600	FONDO DE COMUNICACIONES	
	A- INGRESOS CORRIENTES	383,359,530,250
	B- RECURSOS DE CAPITAL	216,354,300,000
230700	COMISION NACIONAL DE TELEVISION	
	A- INGRESOS CORRIENTES	111,100,245,120
240200	INSTITUTO NACIONAL DE VIAS	
	A- INGRESOS CORRIENTES	405,235,864,419
	B- RECURSOS DE CAPITAL	23,403,812,956
241200	UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
	A- INGRESOS CORRIENTES	314,835,800,000
	B- RECURSOS DE CAPITAL	61,925,800,000
241300	INSTITUTO NACIONAL DE CONCESIONES - INCO	
	A- INGRESOS CORRIENTES	125,062,183,708
	B- RECURSOS DE CAPITAL	4,334,274,400
260200	FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
	A- INGRESOS CORRIENTES	1,049,000,000
	B- RECURSOS DE CAPITAL	27,298,000,000
280200	FONDO ROTATORIO DE LA REGISTRADURIA	
	A- INGRESOS CORRIENTES	27,826,000,000
280300	FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
	B- RECURSOS DE CAPITAL	5,486,000,000
290200	INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
	A- INGRESOS CORRIENTES	259,000,000
320200	INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM	
	A- INGRESOS CORRIENTES	3,000,000,000
320400	FONDO NACIONAL AMBIENTAL	
	A- INGRESOS CORRIENTES	12,876,895,180
	B- RECURSOS DE CAPITAL	8,325,104,820
330400	ARCHIVO GENERAL DE LA NACION	
	A- INGRESOS CORRIENTES	4,307,082,855
	B- RECURSOS DE CAPITAL	924,700,000
330500	INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
	A- INGRESOS CORRIENTES	333,226,628
	B- RECURSOS DE CAPITAL	130,000,000
330600	INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES	
	A- INGRESOS CORRIENTES	18,445,421,132
	B- RECURSOS DE CAPITAL	1,425,900,000
330700	INSTITUTO CARO Y CUERVO	
	A- INGRESOS CORRIENTES	75,526,462
350200	SUPERINTENDENCIA DE SOCIEDADES	
	A- INGRESOS CORRIENTES	50,612,800,000
	B- RECURSOS DE CAPITAL	11,660,000,000
350300	SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO	
	A- INGRESOS CORRIENTES	37,796,680,000
350400	UNIDAD ADMINISTRATIAVA ESPECIAL JUNTA CENTRAL DE CONTADORES	
	A- INGRESOS CORRIENTES	1,791,322,565
360200	SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
	A- INGRESOS CORRIENTES	125,233,610,000
	B- RECURSOS DE CAPITAL	124,014,000,000
	C- CONTRIBUCIONES PARAFISCALES	1,090,904,350,000

360300	FONDO DE PREVISION SOCIAL DEL CONGRESO	
	A- INGRESOS CORRIENTES	9,601,399,600
	B- RECURSOS DE CAPITAL	23,136,573,960
360500	FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
	A- INGRESOS CORRIENTES	38,740,327,000
	B- RECURSOS DE CAPITAL	2,561,500,000
360600	INSTITUTO NACIONAL DE SALUD (INS)	
	A- INGRESOS CORRIENTES	1,954,000,000
	B- RECURSOS DE CAPITAL	55,636,099
360700	INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
	A- INGRESOS CORRIENTES	2,584,000,000
	B- RECURSOS DE CAPITAL	328,340,426,000
	C- CONTRIBUCIONES PARAFISCALES	1,990,324,300,000
360800	SUPERINTENDENCIA NACIONAL DE SALUD	
	A- INGRESOS CORRIENTES	32,057,576,000
	B- RECURSOS DE CAPITAL	19,712,536,680
360900	INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
	A- INGRESOS CORRIENTES	36,957,129,397
	B- RECURSOS DE CAPITAL	5,235,111,000
361000	UNIDAD ADMINISTRATIVO ESPECIAL COMISION DE REGULACION EN SALUD – CRES	
	A- INGRESOS CORRIENTES	1,226,268,000
370500	SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
	A- INGRESOS CORRIENTES	336,821,926,400
	B- RECURSOS DE CAPITAL	11,302,200,000
370600	INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
	A- INGRESOS CORRIENTES	374,337,242
	B- RECURSOS DE CAPITAL	260,082,358
370700	DIRECCION NACIONAL DE ESTUPEFACIENTES	
	A- INGRESOS CORRIENTES	1,495,000,000
	B- RECURSOS DE CAPITAL	178,418,967,741
380100	COMISION NACIONAL DEL SERVICIO CIVIL	
	A- INGRESOS CORRIENTES	81,711,291,532
III - TOTAL INGRESOS		125,715,234,308,174

CAPÍTULO II
RECURSOS SUBCUENTA DE SOLIDARIDAD DEL FOSYGA

ARTÍCULO 2o. Se estima la cuantía de los recursos de la Subcuenta de Solidaridad del Fondo de Solidaridad y Garantía – FOSYGA para la vigencia fiscal de 2008 en la suma de UN BILLON CUATROCIENTOS CUARENTA MIL SESENTA Y UN MILLONES DE PESOS MONEDA LEGAL ($1.440.061.000.000).

SEGUNDA PARTE

ARTÍCULO 3o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2008 una suma por valor de: CIENTO VEINTICINCO BILLONES SETECIENTOS QUINCE MIL DOSCIENTOS TREINTA Y CUATRO MILLONES TRESCIENTOS SEIS MIL CIENTO SETENTA Y CUATRO PESOS MONEDA LEGAL ($125.715.234.306.174), según el detalle que se encuentra a continuación:

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	292,844,000,000		292,844,000,000
C.		PRESUPUESTO DE INVERSION	19,100,000,000		19,100,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	3,600,000,000		3,600,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,600,000,000		3,600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	9,500,000,000		9,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,500,000,000		9,500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	6,000,000,000		6,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,000,000,000		6,000,000,000
TOTAL PRESUPUESTO SECCION			311,944,000,000		311,944,000,000
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	276,631,000,000		276,631,000,000
C.		PRESUPUESTO DE INVERSION	150,184,972,855		150,184,972,855
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,604,000,000		1,604,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,604,000,000		1,604,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	10,617,000,000		10,617,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	10,617,000,000		10,617,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	528,000,000		528,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	528,000,000		528,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,082,000,000		1,082,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,082,000,000		1,082,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	3,636,972,855		3,636,972,855
	700	INTERSUBSECTORIAL EDUCACION	865,972,855		865,972,855
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,771,000,000		2,771,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	129,648,000,000		129,648,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	128,868,000,000		128,868,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	780,000,000		780,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	2,637,000,000		2,637,000,000
	800	INTERSUBSECTORIAL JUSTICIA	2,637,000,000		2,637,000,000
640		INVERSIONES Y APORTES FINANCIEROS	432,000,000		432,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	432,000,000		432,000,000
TOTAL PRESUPUESTO SECCION			426,815,972,855		426,815,972,855

SECCION: 0210

AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	41,369,000,000	54,340,000,000	95,709,000,000
C-		PRESUPUESTO DE INVERSION	1,657,492,873,806	93,075,000,000	1,750,567,873,806
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	38,000,000,000		38,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,000,000,000		8,000,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	30,000,000,000		30,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	515,771,400,000		515,771,400,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	128,000,000,000		128,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	387,771,400,000		387,771,400,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	29,801,000,000		29,801,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	29,801,000,000		29,801,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,047,516,473,806		1,047,516,473,806
	1000	INTERSUBSECTORIAL GOBIERNO	1,047,516,473,806		1,047,516,473,806
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	26,404,000,000	93,075,000,000	119,479,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	26,404,000,000	93,075,000,000	119,479,000,000
TOTAL PRESUPUESTO SECCION			1,698,861,873,806	147,415,000,000	1,846,276,873,806

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 0301

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	34,436,975,000		34,436,975,000
C.		PRESUPUESTO DE INVERSION	160,130,000,000		160,130,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,220,239,000		3,220,239,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,220,239,000		3,220,239,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	12,398,000,000		12,398,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	12,398,000,000		12,398,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	40,519,761,000		40,519,761,000
	903	MITIGACION	963,208,000		963,208,000
	1000	INTERSUBSECTORIAL GOBIERNO	39,556,553,000		39,556,553,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	103,992,000,000		103,992,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	103,992,000,000		103,992,000,000
TOTAL PRESUPUESTO SECCION			194,566,975,000		194,566,975,000

SECCION: 0320

INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	23,270,464,815	2,932,541,489	26,203,006,304
C.		PRESUPUESTO DE INVERSION	133,933,000,000	4,900,000,000	138,833,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	55,811,000,000		55,811,000,000
	705	EDUCACION SUPERIOR	5,500,000,000		5,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	50,311,000,000		50,311,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	49,734,000,000	1,745,000,000	51,479,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,384,000,000	595,000,000	3,979,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	46,350,000,000	1,150,000,000	47,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,388,000,000	3,155,000,000	8,543,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,388,000,000	3,155,000,000	8,543,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
630		TRANSFERENCIAS	23,000,000,000		23,000,000,000
	300	INTERSUBSECTORIAL SALUD	23,000,000,000		23,000,000,000
TOTAL PRESUPUESTO SECCION			157,203,464,815	7,832,541,489	165,036,006,304

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		45,404,823,783	45,404,823,783
C.		PRESUPUESTO DE INVERSION		13,851,459,860	13,851,459,860
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		70,000,000	70,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		70,000,000	70,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		50,000,000	50,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		50,000,000	50,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		525,320,000	525,320,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		525,320,000	525,320,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		250,000,000	250,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		250,000,000	250,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		12,956,139,860	12,956,139,860
	1000	INTERSUBSECTORIAL GOBIERNO		12,956,139,860	12,956,139,860
TOTAL PRESUPUESTO SECCION				59,256,283,643	59,256,283,643

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,045,570,000		3,045,570,000
C.		PRESUPUESTO DE INVERSION	506,397,984,438		506,397,984,438
630		TRANSFERENCIAS	506,397,984,438		506,397,984,438
	1000	INTERSUBSECTORIAL GOBIERNO	506,397,984,438		506,397,984,438
TOTAL PRESUPUESTO SECCION			509,443,554,438		509,443,554,438

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	18,535,000,000		18,535,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			18,535,000,000		18,535,000,000
		SECCION: 0402			
		FONDO ROTATORIO DEL DANE			
A.		PRESUPUESTO DE FUNCIONAMIENTO		1,095,400,000	1,095,400,000
C.		PRESUPUESTO DE INVERSION	70,912,000,000	10,000,050,000	80,912,050,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		10,000,050,000	10,000,050,000
	1000	INTERSUBSECTORIAL GOBIERNO		10,000,050,000	10,000,050,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	70,912,000,000		70,912,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	70,912,000,000		70,912,000,000
TOTAL PRESUPUESTO SECCION			70,912,000,000	11,095,450,000	82,007,450,000
		SECCION: 0403			
		INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC			
A.		PRESUPUESTO DE FUNCIONAMIENTO	26,400,000,000	5,392,000,000	31,792,000,000
C.		PRESUPUESTO DE INVERSION	19,001,000,000	26,451,000,000	45,452,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,634,000,000	30,000,000	1,664,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,634,000,000	30,000,000	1,664,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	400,000,000	30,000,000	430,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000	30,000,000	430,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	320,000,000	50,000,000	370,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	320,000,000	50,000,000	370,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	6,500,000,000	24,071,000,000	30,571,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,500,000,000	24,071,000,000	30,571,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	9,647,000,000	70,000,000	9,717,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	9,647,000,000	70,000,000	9,717,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000	2,200,000,000	2,700,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000	2,200,000,000	2,700,000,000
TOTAL PRESUPUESTO SECCION			45,401,000,000	31,843,000,000	77,244,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0501			
		DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	8,268,309,135		8,268,309,135
C.		PRESUPUESTO DE INVERSION	2,758,000,000		2,758,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,758,000,000		2,758,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,758,000,000		2,758,000,000
TOTAL PRESUPUESTO SECCION			11,026,309,135		11,026,309,135
		SECCION: 0503			
		ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)			
A.		PRESUPUESTO DE FUNCIONAMIENTO		33,997,700,000	33,997,700,000
C.		PRESUPUESTO DE INVERSION		28,500,937,000	28,500,937,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,397,250,000	1,397,250,000
	705	EDUCACION SUPERIOR		1,397,250,000	1,397,250,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		120,000,000	120,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		120,000,000	120,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,759,500,000	1,759,500,000
	705	EDUCACION SUPERIOR		1,759,500,000	1,759,500,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		19,699,237,000	19,699,237,000
	700	INTERSUBSECTORIAL EDUCACION		712,500,000	712,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		13,677,205,000	13,677,205,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD		5,309,532,000	5,309,532,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		5,148,400,000	5,148,400,000
	705	EDUCACION SUPERIOR		3,560,400,000	3,560,400,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,588,000,000	1,588,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		376,550,000	376,550,000
	705	EDUCACION SUPERIOR		376,550,000	376,550,000
TOTAL PRESUPUESTO SECCION				62,498,637,000	62,498,637,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0601			
		DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	269,187,564,000		269,187,564,000
TOTAL PRESUPUESTO SECCION			269,187,564,000		269,187,564,000
		SECCION: 0602			
		FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD			
A.		PRESUPUESTO DE FUNCIONAMIENTO		44,725,000,000	44,725,000,000
C.		PRESUPUESTO DE INVERSION	45,000,000,000	80,847,000,000	125,847,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		28,178,923,764	28,178,923,764
	101	DEFENSA Y SEGURIDAD INTERNA		28,178,923,764	28,178,923,764
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	45,000,000,000	41,854,637,346	86,854,637,346
	101	DEFENSA Y SEGURIDAD INTERNA	45,000,000,000	41,854,637,346	86,854,637,346
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,936,090,000	7,936,090,000
	101	DEFENSA Y SEGURIDAD INTERNA		7,936,090,000	7,936,090,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,877,348,890	2,877,348,890
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,877,348,890	2,877,348,890
TOTAL PRESUPUESTO SECCION			45,000,000,000	125,572,000,000	170,572,000,000
		SECCION: 0901			
		DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,929,269,395		3,929,269,395
C.		PRESUPUESTO DE INVERSION	2,500,000,000		2,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,129,000,000		1,129,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	1,129,000,000		1,129,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	291,000,000		291,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	291,000,000		291,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,080,000,000		1,080,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	1,080,000,000		1,080,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			6,429,269,395		6,429,269,395

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	177,994,000,000		177,994,000,000
TOTAL PRESUPUESTO SECCION			177,994,000,000		177,994,000,000

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	82,495,000,000	59,005,000,000	141,500,000,000
C.		PRESUPUESTO DE INVERSION	7,857,000,000	4,261,000,000	12,118,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	798,000,000	2,000,000,000	2,798,000,000
	1002	RELACIONES EXTERIORES	798,000,000	2,000,000,000	2,798,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,836,393,000	2,261,000,000	4,097,393,000
	1002	RELACIONES EXTERIORES	1,836,393,000	2,261,000,000	4,097,393,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,822,607,000		3,822,607,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,822,607,000		3,822,607,000
420		ESTUDIOS DE PREINVERSION	200,000,000		200,000,000
	1002	RELACIONES EXTERIORES	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,200,000,000		1,200,000,000
	1002	RELACIONES EXTERIORES	1,200,000,000		1,200,000,000
TOTAL PRESUPUESTO SECCION			90,352,000,000	63,266,000,000	153,618,000,000

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	9,078,511,524,696		9,078,511,524,696
C.		PRESUPUESTO DE INVERSION	843,357,713,835		843,357,713,835
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	5,311,922,528		5,311,922,528
	1000	INTERSUBSECTORIAL GOBIERNO	5,311,922,528		5,311,922,528
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,228,000,000		6,228,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	6,228,000,000		6,228,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	650,000,000		650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	650,000,000		650,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	83,201,911,307		83,201,911,307
	1000	INTERSUBSECTORIAL GOBIERNO	83,201,911,307		83,201,911,307
610		CREDITOS	68,000,000,000		68,000,000,000
	304	SERVICIOS INTEGRALES DE SALUD	68,000,000,000		68,000,000,000
630		TRANSFERENCIAS	642,465,880,000		642,465,880,000
	600	INTERSUBSECTORIAL TRANSPORTE	532,465,880,000		532,465,880,000
	1000	INTERSUBSECTORIAL GOBIERNO	110,000,000,000		110,000,000,000
650		CAPITALIZACION	37,500,000,000		37,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	37,500,000,000		37,500,000,000
TOTAL PRESUPUESTO SECCION			9,921,869,238,531		9,921,869,238,531

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	8,655,196,400		8,655,196,400
C-		PRESUPUESTO DE INVERSION	5,539,800,000		5,539,800,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,921,800,000		3,921,800,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,921,800,000		3,921,800,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,618,000,000		1,618,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,618,000,000		1,618,000,000
TOTAL PRESUPUESTO SECCION			14,194,996,400		14,194,996,400

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO		5,875,375,485	5,875,375,485
C-		PRESUPUESTO DE INVERSION		1,848,500,000	1,848,500,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		340,000,000	340,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		340,000,000	340,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		85,000,000	85,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		85,000,000	85,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		103,000,000	103,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		43,000,000	43,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS		60,000,000	60,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,320,500,000	1,320,500,000
	1000	INTERSUBSECTORIAL GOBIERNO		200,000,000	200,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS		1,120,500,000	1,120,500,000
TOTAL PRESUPUESTO SECCION				7,723,875,485	7,723,875,485

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	329,818,900,000	40,930,100,000	370,749,000,000
C.		PRESUPUESTO DE INVERSION	352,034,486,165		352,034,486,165
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,300,000,000		3,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,300,000,000		3,300,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	46,414,788,974		46,414,788,974
	1000	INTERSUBSECTORIAL GOBIERNO	46,414,788,974		46,414,788,974
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	302,319,697,191		302,319,697,191
	1000	INTERSUBSECTORIAL GOBIERNO	302,319,697,191		302,319,697,191
TOTAL PRESUPUESTO SECCION			681,853,386,165	40,930,100,000	722,783,486,165

SECCION: 1312

UNIDAD DE INFORMACION Y ANALISIS FINANCIERO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,867,115,563		4,867,115,563
TOTAL PRESUPUESTO SECCION			4,867,115,563		4,867,115,563

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1313			
		SUPERINTENDENCIA FINANCIERA DE COLOMBIA			
A-		PRESUPUESTO DE FUNCIONAMIENTO		106,269,091,000	106,269,091,000
C-		PRESUPUESTO DE INVERSION		12,678,000,000	12,678,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,398,000,000	2,398,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,398,000,000	2,398,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		7,556,400,000	7,556,400,000
	1000	INTERSUBSECTORIAL GOBIERNO		7,556,400,000	7,556,400,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,103,600,000	1,103,600,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,103,600,000	1,103,600,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,260,000,000	1,260,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,260,000,000	1,260,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		150,000,000	150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		150,000,000	150,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		210,000,000	210,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		210,000,000	210,000,000
TOTAL PRESUPUESTO SECCION				118,947,091,000	118,947,091,000
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B-		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	38,848,360,331,677		38,848,360,331,677
TOTAL PRESUPUESTO SECCION			38,848,360,331,677		38,848,360,331,677
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A-		PRESUPUESTO DE FUNCIONAMIENTO	7,076,266,000,000		7,076,266,000,000
C-		PRESUPUESTO DE INVERSION	2,954,184,000,000		2,954,184,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	184,942,100,000		184,942,100,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	138,497,000,000		138,497,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	24,296,000,000		24,296,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD	14,906,000,000		14,906,000,000
	607	TRANSPORTE MARITIMO	1,743,100,000		1,743,100,000
	1400	INTERSUBSECTORIAL VIVIENDA	5,500,000,000		5,500,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,242,000,000		4,242,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	4,242,000,000		4,242,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	49,122,000,000		49,122,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	692,000,000		692,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	44,684,000,000		44,684,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	3,746,000,000		3,746,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	300,000,000		300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	300,000,000		300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,341,064,000,000		2,341,064,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,744,360,000,000		1,744,360,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	551,745,000,000		551,745,000,000
	300	INTERSUBSECTORIAL SALUD	24,282,000,000		24,282,000,000
	608	TRANSPORTE AEREO	20,677,000,000		20,677,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	343,568,000,000		343,568,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	289,419,000,000		289,419,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	54,149,000,000		54,149,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	9,739,000,000		9,739,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	4,504,000,000		4,504,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	5,235,000,000		5,235,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	3,150,000,000		3,150,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	3,150,000,000		3,150,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,556,900,000		3,556,900,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,556,900,000		3,556,900,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	14,500,000,000		14,500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	14,500,000,000		14,500,000,000
TOTAL PRESUPUESTO SECCION			10,030,450,000,000		10,030,450,000,000

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A- PRESUPUESTO DE FUNCIONAMIENTO			1,004,181,000,000	117,601,000,000	1,121,782,000,000
C- PRESUPUESTO DE INVERSION				1,500,000,000	1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,500,000,000	1,500,000,000
TOTAL PRESUPUESTO SECCION			1,004,181,000,000	119,101,000,000	1,123,282,000,000

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A- PRESUPUESTO DE FUNCIONAMIENTO				20,068,000,000	20,068,000,000
C- PRESUPUESTO DE INVERSION				10,170,000,000	10,170,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		8,870,000,000	8,870,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		8,632,000,000	8,632,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		238,000,000	238,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,300,000,000	1,300,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		1,300,000,000	1,300,000,000
TOTAL PRESUPUESTO SECCION				30,238,000,000	30,238,000,000

SECCION: 1508

DEFENSA CIVIL COLOMBIANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A- PRESUPUESTO DE FUNCIONAMIENTO			10,852,000,000	1,570,000,000	12,422,000,000
C- PRESUPUESTO DE INVERSION			1,294,000,000		1,294,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	600,000,000		600,000,000
	103	DEFENSA CIVIL	600,000,000		600,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	694,000,000		694,000,000
	103	DEFENSA CIVIL	694,000,000		694,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			12,146,000,000	1,570,000,000	13,716,000,000

SECCION: 1510

CLUB MILITAR DE OFICIALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				22,852,000,000	22,852,000,000
C. PRESUPUESTO DE INVERSION				6,621,000,000	6,621,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		5,296,000,000	5,296,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,296,000,000	5,296,000,000
640		INVERSIONES Y APORTES FINANCIEROS		1,325,000,000	1,325,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,325,000,000	1,325,000,000
TOTAL PRESUPUESTO SECCION				29,473,000,000	29,473,000,000

SECCION: 1511

CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,228,576,000,000	117,139,000,000	1,345,715,000,000
TOTAL PRESUPUESTO SECCION			1,228,576,000,000	117,139,000,000	1,345,715,000,000

SECCION: 1512

FONDO ROTATORIO DE LA POLICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO				82,118,000,000	82,118,000,000
TOTAL PRESUPUESTO SECCION				82,118,000,000	82,118,000,000

SECCION: 1516

SUPERINTENDENCIA DE VIGILANCIA Y SEGURIDAD PRIVADA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			2,756,000,000	3,336,000,000	6,092,000,000
C. PRESUPUESTO DE INVERSION			1,348,000,000		1,348,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,348,000,000		1,348,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,348,000,000		1,348,000,000
TOTAL PRESUPUESTO SECCION			4,104,000,000	3,336,000,000	7,440,000,000

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			14,413,000,000	137,995,000,000	152,408,000,000
C. PRESUPUESTO DE INVERSION			4,781,000,000		4,781,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	645,000,000		645,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	645,000,000		645,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,248,000,000		1,248,000,000
	304	SERVICIOS INTEGRALES DE SALUD	1,248,000,000		1,248,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,573,000,000		1,573,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,573,000,000		1,573,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,315,000,000		1,315,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,315,000,000		1,315,000,000
TOTAL PRESUPUESTO SECCION			19,194,000,000	137,995,000,000	157,189,000,000

SECCION: 1520

AGENCIA LOGISTICA DE LAS FUERZAS MILITARES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO		300,550,000,000	300,550,000,000
C-		PRESUPUESTO DE INVERSION		4,952,000,000	4,952,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		1,677,000,000	1,677,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,677,000,000	1,677,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		3,275,000,000	3,275,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,275,000,000	3,275,000,000
TOTAL PRESUPUESTO SECCION				305,502,000,000	305,502,000,000

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	4,470,021,000,000		4,470,021,000,000
C-		PRESUPUESTO DE INVERSION	451,101,000,000		451,101,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	103,240,000,000		103,240,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	102,540,000,000		102,540,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	700,000,000		700,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,800,000,000		1,800,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	1,800,000,000		1,800,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,629,000,000		4,629,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	4,629,000,000		4,629,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	311,010,000,000		311,010,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	307,983,000,000		307,983,000,000
	300	INTERSUBSECTORIAL SALUD	3,027,000,000		3,027,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	28,872,000,000		28,872,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	28,872,000,000		28,872,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,050,000,000		1,050,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	1,050,000,000		1,050,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	500,000,000		500,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			4,921,122,000,000		4,921,122,000,000

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			290,960,900,000		290,960,900,000
C. PRESUPUESTO DE INVERSION			815,400,000,000		815,400,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	26,000,000,000		26,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	26,000,000,000		26,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	14,000,000,000		14,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	14,000,000,000		14,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	48,200,000,000		48,200,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	48,200,000,000		48,200,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	12,700,000,000		12,700,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	12,700,000,000		12,700,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	600,000,000,000		600,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	500,000,000,000		500,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1106	COMERCIALIZACION	100,000,000,000		100,000,000,000
610		CREDITOS	50,000,000,000		50,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	50,000,000,000		50,000,000,000
620		SUBSIDIOS DIRECTOS	60,000,000,000		60,000,000,000
	1401	SOLUCIONES DE VIVIENDA RURAL	60,000,000,000		60,000,000,000
630		TRANSFERENCIAS	4,500,000,000		4,500,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	4,500,000,000		4,500,000,000
TOTAL PRESUPUESTO SECCION			1,106,360,900,000		1,106,360,900,000

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	55,506,500,000	2,818,000,000	58,324,500,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	260,000,000		260,000,000
C.		PRESUPUESTO DE INVERSION	25,525,255,000	42,840,745,000	68,366,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,200,000,000	1,200,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO		1,200,000,000	1,200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	5,150,255,000	850,000,000	6,000,255,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	5,150,255,000	850,000,000	6,000,255,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,967,000,000		1,967,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,967,000,000		1,967,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	621,000,000		621,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	621,000,000		621,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	17,787,000,000	40,790,745,000	58,577,745,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	16,537,000,000	38,790,745,000	55,327,745,000
	1104	PESCA Y ACUICULTURA	1,250,000,000	2,000,000,000	3,250,000,000
TOTAL PRESUPUESTO SECCION			81,291,755,000	45,658,745,000	126,950,500,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1713			
		INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER			
A-		PRESUPUESTO DE FUNCIONAMIENTO	50,231,500,000	5,300,000,000	55,531,500,000
C-		PRESUPUESTO DE INVERSION	253,808,000,000	4,600,000,000	258,408,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	187,208,000,000		187,208,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	187,208,000,000		187,208,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	14,000,000,000		14,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,000,000,000		2,000,000,000
	1107	TENENCIA DE LA TIERRA	12,000,000,000		12,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,600,000,000	3,600,000,000	5,200,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	1,600,000,000	3,600,000,000	5,200,000,000
620		SUBSIDIOS DIRECTOS	51,000,000,000	1,000,000,000	52,000,000,000
	1107	TENENCIA DE LA TIERRA	51,000,000,000	1,000,000,000	52,000,000,000
TOTAL PRESUPUESTO SECCION			304,039,500,000	9,900,000,000	313,939,500,000
		SECCION: 2101			
		MINISTERIO DE MINAS Y ENERGIA			
A-		PRESUPUESTO DE FUNCIONAMIENTO	37,140,500,000		37,140,500,000
C-		PRESUPUESTO DE INVERSION	1,634,829,000,000		1,634,829,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,250,000,000		2,250,000,000
	501	GENERACION ELECTRICA	2,250,000,000		2,250,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	2,400,000,000		2,400,000,000
	500	INTERSUBSECTORIAL ENERGIA	2,400,000,000		2,400,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	440,000,000		440,000,000
	504	DISTRIBUCION ELECTRICA	440,000,000		440,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	2,000,000,000		2,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	7,276,000,000		7,276,000,000
	207	MINERIA	5,658,000,000		5,658,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	500	INTERSUBSECTORIAL ENERGIA	1,618,000,000		1,618,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	5,627,081,856		5,627,081,856
	202	PEQUENA Y MEDIANA INDUSTRIA	4,000,000,000		4,000,000,000
	207	MINERIA	521,000,000		521,000,000
	501	GENERACION ELECTRICA	250,000,000		250,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	856,081,856		856,081,856
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,613,000,000		1,613,000,000
	501	GENERACION ELECTRICA	1,030,000,000		1,030,000,000
	504	DISTRIBUCION ELECTRICA	300,000,000		300,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	283,000,000		283,000,000
420		ESTUDIOS DE PREINVERSION	2,870,000,000		2,870,000,000
	207	MINERIA	1,000,000,000		1,000,000,000
	504	DISTRIBUCION ELECTRICA	1,470,000,000		1,470,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	400,000,000		400,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	1502	PARTICIPACION COMUNITARIA	400,000,000		400,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,420,000,000		1,420,000,000
	500	INTERSUBSECTORIAL ENERGIA	1,420,000,000		1,420,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	5,000,000,000		5,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	5,000,000,000		5,000,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	207	MINERIA	300,000,000		300,000,000
620		SUBSIDIOS DIRECTOS	824,676,918,144		824,676,918,144
	500	INTERSUBSECTORIAL ENERGIA	798,076,918,144		798,076,918,144
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	26,600,000,000		26,600,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
630		TRANSFERENCIAS	778,556,000,000		778,556,000,000
	500	INTERSUBSECTORIAL ENERGIA	778,556,000,000		778,556,000,000
TOTAL PRESUPUESTO SECCION			1,671,969,500,000		1,671,969,500,000

SECCION: 2103

INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		30,309,000,000	30,309,000,000
C.		PRESUPUESTO DE INVERSION	16,500,000,000	27,130,000,000	43,630,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	800,000,000	200,000,000	1,000,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	800,000,000	200,000,000	1,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,500,000,000		1,500,000,000
	207	MINERIA	1,500,000,000		1,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	11,700,000,000	18,050,000,000	29,750,000,000
	207	MINERIA	10,400,000,000	17,880,000,000	28,280,000,000
	903	MITIGACION	1,300,000,000	170,000,000	1,470,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,500,000,000	6,880,000,000	9,380,000,000
	207	MINERIA	2,500,000,000	3,880,000,000	6,380,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		3,000,000,000	3,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,000,000,000	2,000,000,000
	207	MINERIA		2,000,000,000	2,000,000,000
TOTAL PRESUPUESTO SECCION			16,500,000,000	57,439,000,000	73,939,000,000

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		4,323,200,000	4,323,200,000
C.		PRESUPUESTO DE INVERSION		6,648,951,390	6,648,951,390
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,241,969,369	1,241,969,369
	500	INTERSUBSECTORIAL ENERGIA		1,241,969,369	1,241,969,369
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,373,555,712	1,373,555,712

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	207	MINERIA		1,373,555,712	1,373,555,712
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,033,426,309	4,033,426,309
	500	INTERSUBSECTORIAL ENERGIA		2,439,537,421	2,439,537,421
	1000	INTERSUBSECTORIAL GOBIERNO		1,593,888,888	1,593,888,888
TOTAL PRESUPUESTO SECCION				10,972,151,390	10,972,151,390

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	25,103,700,000	9,555,000,000	34,658,700,000
C.		PRESUPUESTO DE INVERSION		10,286,000,000	10,286,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		250,000,000	250,000,000
	501	GENERACION ELECTRICA		250,000,000	250,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		7,386,000,000	7,386,000,000
	505	GENERACION DE ENERGIA NO CONVENCIONAL		7,386,000,000	7,386,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		2,150,000,000	2,150,000,000
	500	INTERSUBSECTORIAL ENERGIA		500,000,000	500,000,000
	505	GENERACION DE ENERGIA NO CONVENCIONAL		1,650,000,000	1,650,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		500,000,000	500,000,000
	501	GENERACION ELECTRICA		500,000,000	500,000,000
TOTAL PRESUPUESTO SECCION			25,103,700,000	19,841,000,000	44,944,700,000

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		34,071,000,000	34,071,000,000
C.		PRESUPUESTO DE INVERSION		153,918,000,000	153,918,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		30,000,000,000	30,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		30,000,000,000	30,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		10,260,000,000	10,260,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		10,260,000,000	10,260,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		108,158,000,000	108,158,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		108,158,000,000	108,158,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		5,500,000,000	5,500,000,000
	505	GENERACION DE ENERGIA NO CONVENCIONAL		5,500,000,000	5,500,000,000
TOTAL PRESUPUESTO SECCION				187,989,000,000	187,989,000,000

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	15,060,313,620,739		15,060,313,620,739
C.		PRESUPUESTO DE INVERSION	857,052,530,195		857,052,530,195
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	120,000,000,000		120,000,000,000
	700	INTERSUBSECTORIAL EDUCACION	120,000,000,000		120,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	96,594,000,000		96,594,000,000
	700	INTERSUBSECTORIAL EDUCACION	6,150,000,000		6,150,000,000
	703	EDUCACION SECUNDARIA	90,444,000,000		90,444,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	179,576,000,000		179,576,000,000
	700	INTERSUBSECTORIAL EDUCACION	71,474,000,000		71,474,000,000
	705	EDUCACION SUPERIOR	79,002,000,000		79,002,000,000
	706	EDUCACION DE ADULTOS	29,100,000,000		29,100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	24,822,000,000		24,822,000,000
	700	INTERSUBSECTORIAL EDUCACION	24,822,000,000		24,822,000,000
620		SUBSIDIOS DIRECTOS	294,845,000,000		294,845,000,000
	701	EDUCACION PREESCOLAR	130,845,000,000		130,845,000,000
	703	EDUCACION SECUNDARIA	104,000,000,000		104,000,000,000
	705	EDUCACION SUPERIOR	60,000,000,000		60,000,000,000
630		TRANSFERENCIAS	90,521,738,131		90,521,738,131
	705	EDUCACION SUPERIOR	90,521,738,131		90,521,738,131
640		INVERSIONES Y APORTES FINANCIEROS	50,693,792,064		50,693,792,064

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	705	EDUCACION SUPERIOR	50,693,792,064		50,693,792,064
TOTAL PRESUPUESTO SECCION			15,917,366,150,934		15,917,366,150,934

SECCION: 2202

INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		41,191,114,616	41,191,114,616
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	2,206,839,643		2,206,839,643
C.		PRESUPUESTO DE INVERSION		15,671,900,000	15,671,900,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		15,671,900,000	15,671,900,000
	700	INTERSUBSECTORIAL EDUCACION		2,509,577,000	2,509,577,000
	705	EDUCACION SUPERIOR		13,162,323,000	13,162,323,000
TOTAL PRESUPUESTO SECCION			2,206,839,643	56,863,014,616	59,069,854,259

SECCION: 2209

INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,489,413,466	48,851,069	2,538,264,535
C.		PRESUPUESTO DE INVERSION	786,767,000	232,710,448	1,019,477,448
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	56,000,000		56,000,000
	707	EDUCACION ESPECIAL	56,000,000		56,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	375,000,000	130,000,000	505,000,000
	707	EDUCACION ESPECIAL	375,000,000	130,000,000	505,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	65,000,000	29,000,000	94,000,000
	301	PREVENCION EN SALUD	40,000,000	24,000,000	64,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	25,000,000	5,000,000	30,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	107,000,000	52,000,000	159,000,000
	707	EDUCACION ESPECIAL	107,000,000	52,000,000	159,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	183,767,000	21,710,448	205,477,448
	700	INTERSUBSECTORIAL EDUCACION	183,767,000	21,710,448	205,477,448
TOTAL PRESUPUESTO SECCION			3,276,180,466	281,561,517	3,557,741,983

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2210			
		INSTITUTO NACIONAL PARA CIEGOS (INCI)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,834,645,321	74,558,739	2,909,204,060
C.		PRESUPUESTO DE INVERSION	759,000,000	229,070,260	988,070,260
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	100,000,000	100,000,000	200,000,000
	707	EDUCACION ESPECIAL	100,000,000	100,000,000	200,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	50,000,000		50,000,000
	707	EDUCACION ESPECIAL	50,000,000		50,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	256,000,000	59,070,260	315,070,260
	707	EDUCACION ESPECIAL	256,000,000	59,070,260	315,070,260
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	253,000,000	50,000,000	303,000,000
	707	EDUCACION ESPECIAL	253,000,000	50,000,000	303,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	100,000,000	20,000,000	120,000,000
	707	EDUCACION ESPECIAL	100,000,000	20,000,000	120,000,000
TOTAL PRESUPUESTO SECCION			3,593,645,321	303,628,999	3,897,274,320
		SECCION: 2211			
		INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN			
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,730,295,735	1,613,716,819	6,344,012,554
C.		PRESUPUESTO DE INVERSION		4,839,271,000	4,839,271,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,739,271,000	3,739,271,000
	705	EDUCACION SUPERIOR		3,739,271,000	3,739,271,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		900,000,000	900,000,000
	705	EDUCACION SUPERIOR		900,000,000	900,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		200,000,000	200,000,000
	705	EDUCACION SUPERIOR		200,000,000	200,000,000
TOTAL PRESUPUESTO SECCION			4,730,295,735	6,452,987,819	11,183,283,554
		SECCION: 2231			
		COLEGIO MAYOR DE BOLIVAR			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,018,853,367	1,359,759,718	3,378,613,085

Page 33 of 84

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	100,000,000	120,000,000	220,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	100,000,000	120,000,000	220,000,000
	705	EDUCACION SUPERIOR	100,000,000	120,000,000	220,000,000
		TOTAL PRESUPUESTO SECCION	2,118,853,367	1,479,759,718	3,598,613,085

SECCION: 2234

INSTITUTO TECNICO CENTRAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,316,820,636	1,543,692,472	6,860,513,108
C.		PRESUPUESTO DE INVERSION	925,000,000	1,700,000,000	2,625,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000	600,000,000	800,000,000
	700	INTERSUBSECTORIAL EDUCACION	200,000,000	600,000,000	800,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	725,000,000	900,000,000	1,625,000,000
	700	INTERSUBSECTORIAL EDUCACION	725,000,000	900,000,000	1,625,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		200,000,000	200,000,000
	700	INTERSUBSECTORIAL EDUCACION		200,000,000	200,000,000
		TOTAL PRESUPUESTO SECCION	6,241,820,636	3,243,692,472	9,485,513,108

SECCION: 2235

INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,545,828,049	838,969,112	2,384,797,161
		TOTAL PRESUPUESTO SECCION	1,545,828,049	838,969,112	2,384,797,161

SECCION: 2236

INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,881,610,670	580,233,358	2,461,844,028
C.		PRESUPUESTO DE INVERSION	104,000,000	150,000,000	254,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		150,000,000	150,000,000
	705	EDUCACION SUPERIOR		150,000,000	150,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	104,000,000		104,000,000
	705	EDUCACION SUPERIOR	104,000,000		104,000,000
		TOTAL PRESUPUESTO SECCION	1,985,610,670	730,233,358	2,715,844,028

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2238			
		INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA			
A-		PRESUPUESTO DE FUNCIONAMIENTO	759,422,094	276,699,828	1,036,121,922
C-		PRESUPUESTO DE INVERSION	100,000,000	35,000,000	135,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	100,000,000	35,000,000	135,000,000
	705	EDUCACION SUPERIOR	100,000,000	35,000,000	135,000,000
TOTAL PRESUPUESTO SECCION			859,422,094	311,699,828	1,171,121,922
		SECCION: 2239			
		INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR			
A-		PRESUPUESTO DE FUNCIONAMIENTO	1,647,954,017	301,634,117	1,949,588,134
C-		PRESUPUESTO DE INVERSION	150,000,000	600,000,000	750,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	150,000,000	600,000,000	750,000,000
	705	EDUCACION SUPERIOR	150,000,000	600,000,000	750,000,000
TOTAL PRESUPUESTO SECCION			1,797,954,017	901,634,117	2,699,588,134
		SECCION: 2241			
		INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL			
A-		PRESUPUESTO DE FUNCIONAMIENTO	4,025,319,862	682,075,681	4,707,395,543
C-		PRESUPUESTO DE INVERSION	100,000,000		100,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	100,000,000		100,000,000
	705	EDUCACION SUPERIOR	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			4,125,319,862	682,075,681	4,807,395,543
		SECCION: 2242			
		INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI			
A-		PRESUPUESTO DE FUNCIONAMIENTO	1,882,881,014	672,248,529	2,555,129,543
TOTAL PRESUPUESTO SECCION			1,882,881,014	672,248,529	2,555,129,543
		SECCION: 2254			
		INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA			
A-		PRESUPUESTO DE FUNCIONAMIENTO	1,630,228,135	1,447,805,230	3,078,033,365
C-		PRESUPUESTO DE INVERSION	150,000,000	945,000,000	1,095,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	150,000,000	423,854,420	573,854,420
	705	EDUCACION SUPERIOR	150,000,000	423,854,420	573,854,420
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		382,262,998	382,262,998
	705	EDUCACION SUPERIOR		382,262,998	382,262,998
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		89,360,000	89,360,000
	705	EDUCACION SUPERIOR		89,360,000	89,360,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		49,522,582	49,522,582
	705	EDUCACION SUPERIOR		49,522,582	49,522,582
TOTAL PRESUPUESTO SECCION			1,780,228,135	2,392,805,230	4,173,033,365

SECCION: 2301

MINISTERIO DE COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	37,967,100,000		37,967,100,000
C.		PRESUPUESTO DE INVERSION	2,190,000,000		2,190,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	510,000,000		510,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	510,000,000		510,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,680,000,000		1,680,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,680,000,000		1,680,000,000
TOTAL PRESUPUESTO SECCION			40,157,100,000		40,157,100,000

SECCION: 2306

FONDO DE COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		156,044,300,000	156,044,300,000
C.		PRESUPUESTO DE INVERSION		443,669,530,250	443,669,530,250
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		12,000,000,000	12,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		12,000,000,000	12,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		2,500,000,000	2,500,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		2,500,000,000	2,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		332,657,530,250	332,657,530,250

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	400	INTERSUBSECTORIAL COMUNICACIONES		332,657,530,250	332,657,530,250
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		55,057,524,834	55,057,524,834
	400	INTERSUBSECTORIAL COMUNICACIONES		55,057,524,834	55,057,524,834
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		15,472,000,000	15,472,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		15,472,000,000	15,472,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		664,000,000	664,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		664,000,000	664,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		19,259,475,166	19,259,475,166
	400	INTERSUBSECTORIAL COMUNICACIONES		6,000,000,000	6,000,000,000
	401	CORREO		11,379,000,000	11,379,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,880,475,166	1,880,475,166
630		TRANSFERENCIAS		6,059,000,000	6,059,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		6,059,000,000	6,059,000,000
TOTAL PRESUPUESTO SECCION				599,713,830,250	599,713,830,250

SECCION: 2307

COMISION NACIONAL DE TELEVISION

A-		PRESUPUESTO DE FUNCIONAMIENTO		111,100,245,120	111,100,245,120
TOTAL PRESUPUESTO SECCION				111,100,245,120	111,100,245,120

SECCION: 2401

MINISTERIO DE TRANSPORTE

A-		PRESUPUESTO DE FUNCIONAMIENTO	74,991,100,000		74,991,100,000
C-		PRESUPUESTO DE INVERSION	83,792,451,765		83,792,451,765
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	600,000,000		600,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	600,000,000		600,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	30,400,000,000		30,400,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	30,400,000,000		30,400,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	350,000,000		350,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	350,000,000		350,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,100,000,000		1,100,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,100,000,000		1,100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,700,000,000		3,700,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	3,700,000,000		3,700,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	300,000,000		300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,828,000,000		7,828,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	7,000,000,000		7,000,000,000
	604	RED URBANA	828,000,000		828,000,000
630		TRANSFERENCIAS	39,514,451,765		39,514,451,765
	600	INTERSUBSECTORIAL TRANSPORTE	27,514,451,765		27,514,451,765
	606	TRANSPORTE FLUVIAL	12,000,000,000		12,000,000,000
TOTAL PRESUPUESTO SECCION			158,783,551,765		158,783,551,765

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	36,094,100,000	33,870,300,000	69,964,400,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	134,332,900,000		134,332,900,000
C.		PRESUPUESTO DE INVERSION	1,301,490,350,000	394,769,377,375	1,696,259,727,375
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	345,290,450,659	18,217,000,000	363,507,450,659
	600	INTERSUBSECTORIAL TRANSPORTE	77,354,170,000	11,071,000,000	88,425,170,000
	601	RED TRONCAL NACIONAL	258,711,650,659	7,146,000,000	265,857,650,659
	603	CAMINOS VECINALES	6,500,000,000		6,500,000,000
	606	TRANSPORTE FLUVIAL	2,724,630,000		2,724,630,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	882,314,689,999	327,838,446,717	1,210,153,136,716
	600	INTERSUBSECTORIAL TRANSPORTE	513,358,970,000	57,073,709,342	570,432,679,342

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	601	RED TRONCAL NACIONAL	339,311,349,999	236,230,410,127	575,541,760,126
	606	TRANSPORTE FLUVIAL	27,644,370,000		27,644,370,000
	607	TRANSPORTE MARITIMO	2,000,000,000	34,534,327,248	36,534,327,248
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	2,881,209,342	2,118,790,658	5,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	2,881,209,342	2,118,790,658	5,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	1,000,000,000	1,000,000,000	2,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,000,000,000	1,000,000,000	2,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	14,101,000,000	4,384,770,000	18,485,770,000
	600	INTERSUBSECTORIAL TRANSPORTE	14,101,000,000	4,384,770,000	18,485,770,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,217,600,000	2,217,600,000
	600	INTERSUBSECTORIAL TRANSPORTE		2,217,600,000	2,217,600,000
420		ESTUDIOS DE PREINVERSION	36,500,000,000	1,088,000,000	37,588,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	36,500,000,000	1,088,000,000	37,588,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	827,000,000		827,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	827,000,000		827,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		602,000,000	602,000,000
	700	INTERSUBSECTORIAL EDUCACION		602,000,000	602,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	8,576,000,000	37,302,770,000	45,878,770,000
	600	INTERSUBSECTORIAL TRANSPORTE	8,576,000,000	37,302,770,000	45,878,770,000
630		TRANSFERENCIAS	10,000,000,000		10,000,000,000
	607	TRANSPORTE MARITIMO	10,000,000,000		10,000,000,000
TOTAL PRESUPUESTO SECCION			1,471,917,350,000	428,639,677,375	1,900,557,027,375

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-	PRESUPUESTO DE FUNCIONAMIENTO		201,721,200,000	201,721,200,000
B-	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		2,141,200,000	2,141,200,000
C-	PRESUPUESTO DE INVERSION	16,500,000,000	172,899,200,000	189,399,200,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,500,000,000	13,537,000,000	22,037,000,000
	608	TRANSPORTE AEREO	8,500,000,000	13,537,000,000	22,037,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,392,800,000	7,392,800,000
	608	TRANSPORTE AEREO		7,392,800,000	7,392,800,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,000,000,000	35,666,400,000	43,666,400,000
	608	TRANSPORTE AEREO	8,000,000,000	35,666,400,000	43,666,400,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,000,000,000	3,000,000,000
	608	TRANSPORTE AEREO		3,000,000,000	3,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		73,908,000,000	73,908,000,000
	608	TRANSPORTE AEREO		73,908,000,000	73,908,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		27,095,000,000	27,095,000,000
	608	TRANSPORTE AEREO		27,095,000,000	27,095,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		1,000,000,000	1,000,000,000
	608	TRANSPORTE AEREO		1,000,000,000	1,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		1,400,000,000	1,400,000,000
	608	TRANSPORTE AEREO		1,400,000,000	1,400,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,900,000,000	9,900,000,000
	608	TRANSPORTE AEREO		9,900,000,000	9,900,000,000
TOTAL PRESUPUESTO SECCION			16,500,000,000	376,761,600,000	393,261,600,000

SECCION: 2413

INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,119,400,000	9,586,000,000	10,705,400,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	58,112,000,000		58,112,000,000
C.		PRESUPUESTO DE INVERSION	342,539,510,000	119,810,458,108	462,349,968,108
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	316,484,300,264	99,931,119,451	416,415,419,715
	600	INTERSUBSECTORIAL TRANSPORTE	307,119,746,089		307,119,746,089
	601	RED TRONCAL NACIONAL	8,986,750,000		8,986,750,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	605	TRANSPORTE FERREO	377,804,175	99,931,119,451	100,308,923,626
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	26,055,209,736	19,879,338,657	45,934,548,393
	600	INTERSUBSECTORIAL TRANSPORTE	26,055,209,736	19,879,338,657	45,934,548,393
TOTAL PRESUPUESTO SECCION			401,770,910,000	129,396,458,108	531,167,368,108

SECCION: 2501
MINISTERIO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	256,570,000,000		256,570,000,000
C.		PRESUPUESTO DE INVERSION	14,714,231,250		14,714,231,250
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,714,231,250		2,714,231,250
	803	ADMINISTRACION DE JUSTICIA	2,714,231,250		2,714,231,250
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,500,000,000		1,500,000,000
	800	INTERSUBSECTORIAL JUSTICIA	1,500,000,000		1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	5,000,000,000		5,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	5,000,000,000		5,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,500,000,000		4,500,000,000
	803	ADMINISTRACION DE JUSTICIA	4,500,000,000		4,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	500,000,000		500,000,000
	800	INTERSUBSECTORIAL JUSTICIA	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	800	INTERSUBSECTORIAL JUSTICIA	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			271,284,231,250		271,284,231,250

SECCION: 2502
DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	147,289,000,000		147,289,000,000
C.		PRESUPUESTO DE INVERSION	6,900,000,000		6,900,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	2,000,000,000		2,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	600,000,000		600,000,000
	800	INTERSUBSECTORIAL JUSTICIA	600,000,000		600,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,136,400,000		1,136,400,000
	800	INTERSUBSECTORIAL JUSTICIA	700,000,000		700,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	436,400,000		436,400,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	800	INTERSUBSECTORIAL JUSTICIA	100,000,000		100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,013,600,000		2,013,600,000
	800	INTERSUBSECTORIAL JUSTICIA	1,563,600,000		1,563,600,000
	1000	INTERSUBSECTORIAL GOBIERNO	450,000,000		450,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	550,000,000		550,000,000
	803	ADMINISTRACION DE JUSTICIA	100,000,000		100,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	450,000,000		450,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			154,189,000,000		154,189,000,000

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	213,019,000,000		213,019,000,000
C.		PRESUPUESTO DE INVERSION	29,000,000,000		29,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,000,000,000		2,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,000,000,000		2,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	8,000,000,000		8,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	8,000,000,000		8,000,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,500,000,000		2,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	2,500,000,000		2,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,500,000,000		1,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,500,000,000		1,500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	15,000,000,000		15,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	15,000,000,000		15,000,000,000
TOTAL PRESUPUESTO SECCION			242,019,000,000		242,019,000,000

SECCION: 2602

FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			25,788,000,000	25,088,000,000	50,876,000,000
C. PRESUPUESTO DE INVERSION				3,259,000,000	3,259,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,350,000,000	1,350,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,350,000,000	1,350,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,110,000,000	1,110,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,110,000,000	1,110,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		799,000,000	799,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		799,000,000	799,000,000
TOTAL PRESUPUESTO SECCION			25,788,000,000	28,347,000,000	54,135,000,000

SECCION: 2701

RAMA JUDICIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A. PRESUPUESTO DE FUNCIONAMIENTO			1,310,900,475,409		1,310,900,475,409
C. PRESUPUESTO DE INVERSION			102,771,000,000		102,771,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	22,266,029,828		22,266,029,828
	803	ADMINISTRACION DE JUSTICIA	22,266,029,828		22,266,029,828
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,052,743,239		12,052,743,239
	803	ADMINISTRACION DE JUSTICIA	12,052,743,239		12,052,743,239
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	11,999,240,191		11,999,240,191

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	11,999,240,191		11,999,240,191
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	41,370,986,742		41,370,986,742
	803	ADMINISTRACION DE JUSTICIA	41,370,986,742		41,370,986,742
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	8,984,000,000		8,984,000,000
	803	ADMINISTRACION DE JUSTICIA	8,984,000,000		8,984,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,000,000,000		1,000,000,000
	803	ADMINISTRACION DE JUSTICIA	1,000,000,000		1,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,524,000,000		4,524,000,000
	803	ADMINISTRACION DE JUSTICIA	4,524,000,000		4,524,000,000
420		ESTUDIOS DE PREINVERSION	574,000,000		574,000,000
	803	ADMINISTRACION DE JUSTICIA	574,000,000		574,000,000
TOTAL PRESUPUESTO SECCION			1,413,671,475,409		1,413,671,475,409
		SECCION: 2801			
		REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	226,789,000,000		226,789,000,000
C.		PRESUPUESTO DE INVERSION	100,210,072,312		100,210,072,312
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	2,475,000,000		2,475,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,475,000,000		2,475,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	3,000,000,000		3,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,000,000,000		3,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	93,235,072,312		93,235,072,312
	1000	INTERSUBSECTORIAL GOBIERNO	93,235,072,312		93,235,072,312
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,500,000,000		1,500,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			326,999,072,312		326,999,072,312
		SECCION: 2802			
		FONDO ROTATORIO DE LA REGISTRADURIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO		14,326,000,000	14,326,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION		13,500,000,000	13,500,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,326,546,940	4,326,546,940
	1000	INTERSUBSECTORIAL GOBIERNO		4,326,546,940	4,326,546,940
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		8,673,453,060	8,673,453,060
	1000	INTERSUBSECTORIAL GOBIERNO		8,673,453,060	8,673,453,060
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		500,000,000	500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		500,000,000	500,000,000
TOTAL PRESUPUESTO SECCION				27,826,000,000	27,826,000,000

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,363,000,000	5,486,000,000	7,849,000,000
TOTAL PRESUPUESTO SECCION			2,363,000,000	5,486,000,000	7,849,000,000

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,059,579,153,378		1,059,579,153,378
C.		PRESUPUESTO DE INVERSION	76,500,000,000		76,500,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	19,000,000,000		19,000,000,000
	803	ADMINISTRACION DE JUSTICIA	19,000,000,000		19,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,620,000,000		9,620,000,000
	803	ADMINISTRACION DE JUSTICIA	9,620,000,000		9,620,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	26,200,000,000		26,200,000,000
	803	ADMINISTRACION DE JUSTICIA	26,200,000,000		26,200,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	9,065,000,000		9,065,000,000
	803	ADMINISTRACION DE JUSTICIA	9,065,000,000		9,065,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	9,800,000,000		9,800,000,000
	803	ADMINISTRACION DE JUSTICIA	9,800,000,000		9,800,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,915,000,000		1,915,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	803	ADMINISTRACION DE JUSTICIA	1,915,000,000		1,915,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	900,000,000		900,000,000
	803	ADMINISTRACION DE JUSTICIA	900,000,000		900,000,000
TOTAL PRESUPUESTO SECCION			1,136,079,153,378		1,136,079,153,378

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	70,713,995,731	259,000,000	70,972,995,731
C.		PRESUPUESTO DE INVERSION	14,850,000,000		14,850,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,675,000,000		2,675,000,000
	803	ADMINISTRACION DE JUSTICIA	2,675,000,000		2,675,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	900,000,000		900,000,000
	803	ADMINISTRACION DE JUSTICIA	900,000,000		900,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	5,568,000,000		5,568,000,000
	803	ADMINISTRACION DE JUSTICIA	5,568,000,000		5,568,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,200,000,000		3,200,000,000
	803	ADMINISTRACION DE JUSTICIA	3,200,000,000		3,200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000		400,000,000
	803	ADMINISTRACION DE JUSTICIA	400,000,000		400,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,107,000,000		2,107,000,000
	803	ADMINISTRACION DE JUSTICIA	2,107,000,000		2,107,000,000
TOTAL PRESUPUESTO SECCION			85,563,995,731	259,000,000	85,822,995,731

SECCION: 3201

MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	84,121,371,380		84,121,371,380
C.		PRESUPUESTO DE INVERSION	399,704,000,000		399,704,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	283,050,000,000		283,050,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	300,000,000		300,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	278,300,000,000		278,300,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	4,450,000,000		4,450,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,003,000,000		9,003,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	9,003,000,000		9,003,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	780,000,000		780,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	780,000,000		780,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	700,000,000		700,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	700,000,000		700,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	157,000,000		157,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	157,000,000		157,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	7,500,000,000		7,500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	4,155,000,000		4,155,000,000
	901	CONSERVACION	2,050,000,000		2,050,000,000
	902	MANEJO	1,295,000,000		1,295,000,000
420		ESTUDIOS DE PREINVERSION	500,000,000		500,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	500,000,000		500,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	1,613,000,000		1,613,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	870,000,000		870,000,000
	902	MANEJO	200,000,000		200,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	543,000,000		543,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	14,600,000,000		14,600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	700,000,000		700,000,000
	902	MANEJO	400,000,000		400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	13,500,000,000		13,500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	54,204,780,000		54,204,780,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	24,944,000,000		24,944,000,000
	901	CONSERVACION	3,300,000,000		3,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	300,000,000		300,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	10,957,000,000		10,957,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	3,703,780,000		3,703,780,000
	1402	SOLUCIONES DE VIVIENDA URBANA	11,000,000,000		11,000,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	296,220,000		296,220,000
	1402	SOLUCIONES DE VIVIENDA URBANA	296,220,000		296,220,000
630		TRANSFERENCIAS	27,000,000,000		27,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	27,000,000,000		27,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	300,000,000		300,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			483,825,371,380		483,825,371,380

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	26,112,887,103		26,112,887,103
C-		PRESUPUESTO DE INVERSION	4,800,000,000	3,000,000,000	7,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	650,000,000	1,700,000,000	2,350,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	650,000,000	1,700,000,000	2,350,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	300,000,000		300,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	300,000,000		300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		400,000,000	400,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		400,000,000	400,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	950,000,000	650,000,000	1,600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	950,000,000	650,000,000	1,600,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	2,000,000,000	250,000,000	2,250,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	2,000,000,000	250,000,000	2,250,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	500,000,000		500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	400,000,000		400,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	400,000,000		400,000,000
TOTAL PRESUPUESTO SECCION			30,912,887,103	3,000,000,000	33,912,887,103

SECCION: 3204

FONDO NACIONAL AMBIENTAL

C.		PRESUPUESTO DE INVERSION	8,244,000,000	21,202,000,000	29,446,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,244,000,000		8,244,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	8,244,000,000		8,244,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		21,202,000,000	21,202,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		20,981,000,000	20,981,000,000
	901	CONSERVACION		221,000,000	221,000,000
TOTAL PRESUPUESTO SECCION			8,244,000,000	21,202,000,000	29,446,000,000

SECCION: 3208

CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

A.		PRESUPUESTO DE FUNCIONAMIENTO	2,032,302,923		2,032,302,923
TOTAL PRESUPUESTO SECCION			2,032,302,923		2,032,302,923

SECCION: 3209

CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)

A.		PRESUPUESTO DE FUNCIONAMIENTO	2,941,402,088		2,941,402,088
TOTAL PRESUPUESTO SECCION			2,941,402,088		2,941,402,088

SECCION: 3210

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA

A.		PRESUPUESTO DE FUNCIONAMIENTO	2,122,469,182		2,122,469,182
C.		PRESUPUESTO DE INVERSION	450,000,000		450,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	902	MANEJO	200,000,000		200,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	903	MITIGACION	100,000,000		100,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	150,000,000		150,000,000
	901	CONSERVACION	150,000,000		150,000,000
TOTAL PRESUPUESTO SECCION			2,572,469,182		2,572,469,182

SECCION: 3211

CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)

A.		PRESUPUESTO DE FUNCIONAMIENTO	2,129,803,011		2,129,803,011
TOTAL PRESUPUESTO SECCION			2,129,803,011		2,129,803,011

SECCION: 3212

CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO

A.		PRESUPUESTO DE FUNCIONAMIENTO	998,468,683		998,468,683
C.		PRESUPUESTO DE INVERSION	400,000,000		400,000,000
420		ESTUDIOS DE PREINVERSION	100,000,000		100,000,000
	207	MINERIA	100,000,000		100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			1,398,468,683		1,398,468,683

SECCION: 3214

CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,242,973,725		1,242,973,725
TOTAL PRESUPUESTO SECCION			1,242,973,725		1,242,973,725

SECCION: 3215

CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,550,158,108		1,550,158,108
TOTAL PRESUPUESTO SECCION			1,550,158,108		1,550,158,108

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3216			
		CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,535,556,098		1,535,556,098
		TOTAL PRESUPUESTO SECCION	1,535,556,098		1,535,556,098
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,743,929,275		1,743,929,275
		TOTAL PRESUPUESTO SECCION	1,743,929,275		1,743,929,275
		SECCION: 3218			
		CORPORACION AUTONOMA REGIONAL DE LA GUAJIRA (CORPOGUAJIRA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,331,000,000		2,331,000,000
		TOTAL PRESUPUESTO SECCION	2,331,000,000		2,331,000,000
		SECCION: 3219			
		CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,638,542,963		1,638,542,963
C.		PRESUPUESTO DE INVERSION	500,000,000		500,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	500,000,000		500,000,000
	903	MITIGACION	500,000,000		500,000,000
		TOTAL PRESUPUESTO SECCION	2,138,542,963		2,138,542,963
		SECCION: 3221			
		CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,237,537,678		3,237,537,678
		TOTAL PRESUPUESTO SECCION	3,237,537,678		3,237,537,678
		SECCION: 3222			
		CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,006,922,332		2,006,922,332
		TOTAL PRESUPUESTO SECCION	2,006,922,332		2,006,922,332
		SECCION: 3223			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,444,719,307		1,444,719,307
C.		PRESUPUESTO DE INVERSION	250,000,000		250,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	180,000,000		180,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
	902	MANEJO	100,000,000		100,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	70,000,000		70,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
TOTAL PRESUPUESTO SECCION			1,694,719,307		1,694,719,307

SECCION: 3224

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	1,380,247,302		1,380,247,302
C-		PRESUPUESTO DE INVERSION	500,000,000		500,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	902	MANEJO	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			1,880,247,302		1,880,247,302

SECCION: 3226

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	1,392,271,828		1,392,271,828
C-		PRESUPUESTO DE INVERSION	500,000,000		500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	80,000,000		80,000,000
	902	MANEJO	80,000,000		80,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	250,000,000		250,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
	901	CONSERVACION	150,000,000		150,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	170,000,000		170,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
	902	MANEJO	90,000,000		90,000,000
TOTAL PRESUPUESTO SECCION			1,892,271,828		1,892,271,828

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3227			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,521,883,920		1,521,883,920
C.		PRESUPUESTO DE INVERSION	300,000,000		300,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	300,000,000		300,000,000
	901	CONSERVACION	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			1,821,883,920		1,821,883,920
		SECCION: 3228			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,310,627,991		1,310,627,991
C.		PRESUPUESTO DE INVERSION	350,000,000		350,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	40,000,000		40,000,000
	901	CONSERVACION	40,000,000		40,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	80,000,000		80,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	230,000,000		230,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	110,000,000		110,000,000
	902	MANEJO	120,000,000		120,000,000
TOTAL PRESUPUESTO SECCION			1,660,627,991		1,660,627,991
		SECCION: 3229			
		CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,260,563,913		1,260,563,913
TOTAL PRESUPUESTO SECCION			1,260,563,913		1,260,563,913
		SECCION: 3230			
		CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,266,811,820		1,266,811,820
C.		PRESUPUESTO DE INVERSION	350,000,000		350,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	60,000,000		60,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	60,000,000		60,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	240,000,000		240,000,000
	902	MANEJO	240,000,000		240,000,000
TOTAL PRESUPUESTO SECCION			1,616,811,820		1,616,811,820

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,291,923,756		1,291,923,756
TOTAL PRESUPUESTO SECCION			1,291,923,756		1,291,923,756

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,433,382,589		1,433,382,589
TOTAL PRESUPUESTO SECCION			1,433,382,589		1,433,382,589

SECCION: 3233

CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,232,147,304		1,232,147,304
TOTAL PRESUPUESTO SECCION			1,232,147,304		1,232,147,304

SECCION: 3234

CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,253,715,535		1,253,715,535
TOTAL PRESUPUESTO SECCION			1,253,715,535		1,253,715,535

SECCION: 3235

CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,350,447,299		1,350,447,299
TOTAL PRESUPUESTO SECCION			1,350,447,299		1,350,447,299

SECCION: 3236

CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,227,088,538		1,227,088,538

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			1,227,088,538		1,227,088,538

SECCION: 3237

CORPORACION AUTONOMA REGIONAL DEL GUAVIO (CORPOGUAVIO)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	559,092,475		559,092,475
TOTAL PRESUPUESTO SECCION			559,092,475		559,092,475

SECCION: 3238

CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE (CARDIQUE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,356,000,928		1,356,000,928
TOTAL PRESUPUESTO SECCION			1,356,000,928		1,356,000,928

SECCION: 3239

CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,288,534,921		1,288,534,921
C.		PRESUPUESTO DE INVERSION	400,000,000		400,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	80,000,000		80,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	320,000,000		320,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	120,000,000		120,000,000
	902	MANEJO	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			1,688,534,921		1,688,534,921

SECCION: 3241

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	805,434,000		805,434,000
C.		PRESUPUESTO DE INVERSION	457,669,000,000		457,669,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	129,669,173,312		129,669,173,312
	1402	SOLUCIONES DE VIVIENDA URBANA	129,669,173,312		129,669,173,312
620		SUBSIDIOS DIRECTOS	327,999,826,688		327,999,826,688
	1402	SOLUCIONES DE VIVIENDA URBANA	327,999,826,688		327,999,826,688
TOTAL PRESUPUESTO SECCION			458,474,434,000		458,474,434,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3301			
		MINISTERIO DE CULTURA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	94,482,176,273		94,482,176,273
C.		PRESUPUESTO DE INVERSION	68,917,937,207		68,917,937,207
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,700,000,000		9,700,000,000
	709	ARTE Y CULTURA	9,700,000,000		9,700,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,000,000,000		2,000,000,000
	709	ARTE Y CULTURA	2,000,000,000		2,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	17,900,000,000		17,900,000,000
	709	ARTE Y CULTURA	17,900,000,000		17,900,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	15,500,000,000		15,500,000,000
	709	ARTE Y CULTURA	15,500,000,000		15,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	9,817,000,000		9,817,000,000
	709	ARTE Y CULTURA	9,817,000,000		9,817,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,200,937,207		4,200,937,207
	709	ARTE Y CULTURA	4,200,937,207		4,200,937,207
620		SUBSIDIOS DIRECTOS	2,000,000,000		2,000,000,000
	709	ARTE Y CULTURA	2,000,000,000		2,000,000,000
650		CAPITALIZACION	7,800,000,000		7,800,000,000
	709	ARTE Y CULTURA	7,800,000,000		7,800,000,000
TOTAL PRESUPUESTO SECCION			163,400,113,480		163,400,113,480
		SECCION: 3304			
		ARCHIVO GENERAL DE LA NACION			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,282,479,718	2,353,832,323	5,636,312,041
C.		PRESUPUESTO DE INVERSION	2,009,179,366	2,877,950,532	4,887,129,898
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,050,238,000	41,000,000	1,091,238,000
	709	ARTE Y CULTURA	1,050,238,000	41,000,000	1,091,238,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	326,000,408	508,840,000	834,840,408
	709	ARTE Y CULTURA	326,000,408	508,840,000	834,840,408
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	430,931,394	2,215,083,955	2,646,015,349
	709	ARTE Y CULTURA	430,931,394	2,215,083,955	2,646,015,349
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	102,004,880	53,026,077	155,030,957
	709	ARTE Y CULTURA	102,004,880	53,026,077	155,030,957
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,004,684	60,000,500	160,005,184
	1000	INTERSUBSECTORIAL GOBIERNO	100,004,684	60,000,500	160,005,184
TOTAL PRESUPUESTO SECCION			5,291,659,084	5,231,782,855	10,523,441,939

SECCION: 3305

INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,350,317,791	313,226,628	3,663,544,419
C.		PRESUPUESTO DE INVERSION	1,554,145,938	150,000,000	1,704,145,938
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,049,145,938	100,000,000	1,149,145,938
	709	ARTE Y CULTURA	1,049,145,938	100,000,000	1,149,145,938
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	115,000,000	30,000,000	145,000,000
	709	ARTE Y CULTURA	115,000,000	30,000,000	145,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	130,000,000	20,000,000	150,000,000
	709	ARTE Y CULTURA	130,000,000	20,000,000	150,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	260,000,000		260,000,000
	709	ARTE Y CULTURA	260,000,000		260,000,000
TOTAL PRESUPUESTO SECCION			4,904,463,729	463,226,628	5,367,690,357

SECCION: 3306

INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,690,682,211	3,827,321,132	10,518,003,343
C.		PRESUPUESTO DE INVERSION	137,000,000,000	16,044,000,000	153,044,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	74,843,000,000	3,796,000,000	78,639,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	708	RECREACION, EDUCACION FISICA Y DEPORTE	74,843,000,000	3,796,000,000	78,639,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	120,000,000		120,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	120,000,000		120,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,080,000,000	600,000,000	3,680,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	3,080,000,000	600,000,000	3,680,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	500,000,000	100,000,000	600,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	500,000,000	100,000,000	600,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,700,000,000	300,000,000	2,000,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	1,700,000,000	300,000,000	2,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	55,337,000,000	8,400,000,000	63,737,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	55,337,000,000	8,400,000,000	63,737,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	220,000,000		220,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	220,000,000		220,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	400,000,000	185,000,000	585,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	400,000,000	185,000,000	585,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	800,000,000	2,663,000,000	3,463,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	800,000,000	2,663,000,000	3,463,000,000
TOTAL PRESUPUESTO SECCION			143,690,682,211	19,871,321,132	163,562,003,343

SECCION: 3307

INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,313,130,069	75,526,462	3,388,656,531
C.		PRESUPUESTO DE INVERSION	1,288,413,727		1,288,413,727
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	400,000,000		400,000,000
	709	ARTE Y CULTURA	400,000,000		400,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	300,000,000		300,000,000
	709	ARTE Y CULTURA	300,000,000		300,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	230,413,727		230,413,727
	709	ARTE Y CULTURA	230,413,727		230,413,727
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	358,000,000		358,000,000
	709	ARTE Y CULTURA	358,000,000		358,000,000
TOTAL PRESUPUESTO SECCION			4,601,543,796	75,526,462	4,677,070,258

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	11,909,000,000		11,909,000,000
C.		PRESUPUESTO DE INVERSION	1,500,000,000		1,500,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	210,000,000		210,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	210,000,000		210,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	785,000,000		785,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	785,000,000		785,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	405,000,000		405,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	405,000,000		405,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	100,000,000		100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			13,409,000,000		13,409,000,000

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	138,385,200,000		138,385,200,000
C.		PRESUPUESTO DE INVERSION	60,489,568,897		60,489,568,897
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,600,000,000		2,600,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	2,600,000,000		2,600,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	10,000,000,000		10,000,000,000
	205	COMERCIO EXTERNO	10,000,000,000		10,000,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	589,468,593		589,468,593

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	205	COMERCIO EXTERNO	589,468,593		589,468,593
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,200,000,000		1,200,000,000
	205	COMERCIO EXTERNO	1,200,000,000		1,200,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	5,037,921,876		5,037,921,876
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	549,000,000		549,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	100,000,000		100,000,000
	204	COMERCIO INTERNO	65,000,000		65,000,000
	205	COMERCIO EXTERNO	540,796,876		540,796,876
	206	TURISMO	3,683,125,000		3,683,125,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,747,000,000		1,747,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	1,747,000,000		1,747,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	3,026,303,428		3,026,303,428
	205	COMERCIO EXTERNO	3,026,303,428		3,026,303,428
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	33,594,000,000		33,594,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	3,865,000,000		3,865,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	20,000,000,000		20,000,000,000
	206	TURISMO	9,729,000,000		9,729,000,000
610		CREDITOS	732,900,000		732,900,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	732,900,000		732,900,000
640		INVERSIONES Y APORTES FINANCIEROS	1,961,975,000		1,961,975,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,961,975,000		1,961,975,000
TOTAL PRESUPUESTO SECCION			198,874,768,897		198,874,768,897

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-	PRESUPUESTO DE FUNCIONAMIENTO		57,117,800,000	57,117,800,000
C-	PRESUPUESTO DE INVERSION		5,155,000,000	5,155,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,072,000,000	3,072,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		3,072,000,000	3,072,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,183,000,000	1,183,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,183,000,000	1,183,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		900,000,000	900,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		900,000,000	900,000,000
TOTAL PRESUPUESTO SECCION				62,272,800,000	62,272,800,000

SECCION: 3503

SUPERINTENDENCIA DE INDUSTRIA Y COMERCIO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		30,737,700,000	30,737,700,000
C.		PRESUPUESTO DE INVERSION		7,058,980,000	7,058,980,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		6,658,980,000	6,658,980,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		6,658,980,000	6,658,980,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		400,000,000	400,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		400,000,000	400,000,000
TOTAL PRESUPUESTO SECCION				37,796,680,000	37,796,680,000

SECCION: 3504

UNIDAD ADMINISTRATIVA ESPECIAL JUNTA CENTRAL DE CONTADORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		1,791,322,565	1,791,322,565
TOTAL PRESUPUESTO SECCION				1,791,322,565	1,791,322,565

SECCION: 3601

MINISTERIO DE LA PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	16,697,789,668,946		16,697,789,668,946
C.		PRESUPUESTO DE INVERSION	1,790,488,354,909		1,790,488,354,909
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,525,000,000		2,525,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	2,525,000,000		2,525,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	3,205,000,000		3,205,000,000
	300	INTERSUBSECTORIAL SALUD	2,000,000,000		2,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1302	BIENESTAR SOCIAL A TRABAJADORES	1,205,000,000		1,205,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	14,630,063,000		14,630,063,000
	300	INTERSUBSECTORIAL SALUD	10,900,000,000		10,900,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	2,155,000,000		2,155,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	1,575,063,000		1,575,063,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	157,138,000,000		157,138,000,000
	300	INTERSUBSECTORIAL SALUD	7,138,000,000		7,138,000,000
	301	PREVENCION EN SALUD	150,000,000,000		150,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	16,417,000,000		16,417,000,000
	300	INTERSUBSECTORIAL SALUD	1,800,000,000		1,800,000,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	14,117,000,000		14,117,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	500,000,000		500,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	6,381,684,752		6,381,684,752
	300	INTERSUBSECTORIAL SALUD	6,381,684,752		6,381,684,752
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	228,000,000		228,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	228,000,000		228,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,750,000,000		4,750,000,000
	301	PREVENCION EN SALUD	250,000,000		250,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,500,000,000		4,500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	605,000,000		605,000,000
	300	INTERSUBSECTORIAL SALUD	300,000,000		300,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	305,000,000		305,000,000
620		SUBSIDIOS DIRECTOS	682,015,607,157		682,015,607,157
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	156,000,000,000		156,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	526,015,607,157		526,015,607,157
630		TRANSFERENCIAS	902,593,000,000		902,593,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	304	SERVICIOS INTEGRALES DE SALUD	902,593,000,000		902,593,000,000
TOTAL PRESUPUESTO SECCION			18,488,278,023,855		18,488,278,023,855

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO		53,732,550,000	53,732,550,000
B-		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		196,500,000	196,500,000
C-		PRESUPUESTO DE INVERSION		1,286,222,910,000	1,286,222,910,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		25,000,000,000	25,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		25,000,000,000	25,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		10,000,000,000	10,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		10,000,000,000	10,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		870,737,910,000	870,737,910,000
	704	CAPACITACION TECNICA NO PROFESIONAL		870,237,910,000	870,237,910,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		500,000,000	500,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		84,000,000,000	84,000,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		84,000,000,000	84,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		218,181,000,000	218,181,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		218,181,000,000	218,181,000,000
610		CREDITOS		44,000,000,000	44,000,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		44,000,000,000	44,000,000,000
620		SUBSIDIOS DIRECTOS		34,304,000,000	34,304,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		34,304,000,000	34,304,000,000
TOTAL PRESUPUESTO SECCION				1,340,151,960,000	1,340,151,960,000

SECCION: 3603

FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	211,592,287,422	32,737,973,560	244,330,260,982
C-		PRESUPUESTO DE INVERSION	480,000,000		480,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	480,000,000		480,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1301	REGLAMENTACION DEL TRABAJO	480,000,000		480,000,000
TOTAL PRESUPUESTO SECCION			212,072,287,422	32,737,973,560	244,810,260,982

SECCION: 3605

FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	291,926,400,000	41,301,827,000	333,228,227,000
TOTAL PRESUPUESTO SECCION			291,926,400,000	41,301,827,000	333,228,227,000

SECCION: 3606

INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	11,369,200,000	1,471,500,000	12,840,700,000
C-		PRESUPUESTO DE INVERSION	19,422,016,230	538,136,099	19,960,152,329
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,100,000,000		3,100,000,000
	300	INTERSUBSECTORIAL SALUD	3,100,000,000		3,100,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	716,677,253	207,546,276	924,223,529
	300	INTERSUBSECTORIAL SALUD	716,677,253	207,546,276	924,223,529
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,274,935,771	95,370,709	1,370,306,480
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	1,274,935,771	95,370,709	1,370,306,480
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	4,086,786,984	46,121,395	4,132,908,379
	301	PREVENCION EN SALUD	4,086,786,984	46,121,395	4,132,908,379
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,158,758,058	142,976,324	4,301,734,382
	300	INTERSUBSECTORIAL SALUD	4,158,758,058	142,976,324	4,301,734,382
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	6,084,858,164	46,121,395	6,130,979,559
	300	INTERSUBSECTORIAL SALUD	6,084,858,164	46,121,395	6,130,979,559
TOTAL PRESUPUESTO SECCION			30,791,216,230	2,009,636,099	32,800,852,329

SECCION: 3607

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO		203,659,026,000	203,659,026,000
C-		PRESUPUESTO DE INVERSION	26,975,000,120	2,117,589,700,000	2,144,564,700,120
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		69,740,000,000	69,740,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD		69,740,000,000	69,740,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		28,920,000,000	28,920,000,000
	300	INTERSUBSECTORIAL SALUD		28,920,000,000	28,920,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		19,947,000,000	19,947,000,000
	300	INTERSUBSECTORIAL SALUD		19,947,000,000	19,947,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	26,975,000,120	1,991,722,700,000	2,018,697,700,120
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	26,975,000,120	1,991,722,700,000	2,018,697,700,120
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,951,000,000	2,951,000,000
	300	INTERSUBSECTORIAL SALUD		2,951,000,000	2,951,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,309,000,000	4,309,000,000
	300	INTERSUBSECTORIAL SALUD		4,309,000,000	4,309,000,000
TOTAL PRESUPUESTO SECCION			26,975,000,120	2,321,248,726,000	2,348,223,726,120

SECCION: 3608

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	414,000,000	31,035,073,000	31,449,073,000
C.		PRESUPUESTO DE INVERSION	2,221,763,988	20,735,039,680	22,956,803,668
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		17,625,000,000	17,625,000,000
	300	INTERSUBSECTORIAL SALUD		17,625,000,000	17,625,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	2,221,763,988	3,110,039,680	5,331,803,668
	300	INTERSUBSECTORIAL SALUD	2,221,763,988	3,110,039,680	5,331,803,668
TOTAL PRESUPUESTO SECCION			2,635,763,988	51,770,112,680	54,405,876,668

SECCION: 3609

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,000,000,000	22,380,412,000	23,380,412,000
C.		PRESUPUESTO DE INVERSION		19,811,828,397	19,811,828,397
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		4,270,616,276	4,270,616,276
	300	INTERSUBSECTORIAL SALUD		4,270,616,276	4,270,616,276

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		4,451,712,121	4,451,712,121
	300	INTERSUBSECTORIAL SALUD		4,451,712,121	4,451,712,121
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		800,500,000	800,500,000
	300	INTERSUBSECTORIAL SALUD		800,500,000	800,500,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		200,000,000	200,000,000
	300	INTERSUBSECTORIAL SALUD		200,000,000	200,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		2,543,000,000	2,543,000,000
	301	PREVENCION EN SALUD		2,543,000,000	2,543,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		7,546,000,000	7,546,000,000
	301	PREVENCION EN SALUD		7,546,000,000	7,546,000,000
TOTAL PRESUPUESTO SECCION			1,000,000,000	42,192,240,397	43,192,240,397

SECCION: 3610

UNIDAD ADMINISTRATIVA ESPECIAL COMISION DE REGULACION EN SALUD - CRES

A-		PRESUPUESTO DE FUNCIONAMIENTO		1,226,268,000	1,226,268,000
TOTAL PRESUPUESTO SECCION				1,226,268,000	1,226,268,000

SECCION: 3701

MINISTERIO DEL INTERIOR Y DE JUSTICIA

A-		PRESUPUESTO DE FUNCIONAMIENTO	160,766,631,915		160,766,631,915
C-		PRESUPUESTO DE INVERSION	415,820,000,000		415,820,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	309,310,780,000		309,310,780,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	309,310,780,000		309,310,780,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	10,339,625,600		10,339,625,600
	1000	INTERSUBSECTORIAL GOBIERNO	2,839,625,600		2,839,625,600
	1107	TENENCIA DE LA TIERRA	7,500,000,000		7,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,495,500,000		1,495,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	650,000,000		650,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	845,500,000		845,500,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,025,892,072		2,025,892,072
	800	INTERSUBSECTORIAL JUSTICIA	597,807,672		597,807,672
	1000	INTERSUBSECTORIAL GOBIERNO	1,278,084,400		1,278,084,400
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	150,000,000		150,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	400,000,000		400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,585,220,000		1,585,220,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,585,220,000		1,585,220,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	90,662,982,328		90,662,982,328
	101	DEFENSA Y SEGURIDAD INTERNA	80,000,000,000		80,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA	9,742,192,328		9,742,192,328
	1000	INTERSUBSECTORIAL GOBIERNO	550,790,000		550,790,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	370,000,000		370,000,000
TOTAL PRESUPUESTO SECCION			576,586,631,915		576,586,631,915

SECCION: 3702

FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,375,470,205		1,375,470,205
TOTAL PRESUPUESTO SECCION			1,375,470,205		1,375,470,205

SECCION: 3703

DIRECCION NACIONAL DEL DERECHO DE AUTOR

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,695,860,720		1,695,860,720
C.		PRESUPUESTO DE INVERSION	232,000,000		232,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	232,000,000		232,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	232,000,000		232,000,000
TOTAL PRESUPUESTO SECCION			1,927,860,720		1,927,860,720

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3704			
		CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,444,135,186		1,444,135,186
C.		PRESUPUESTO DE INVERSION	2,000,000,000		2,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,000,000,000		2,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,000,000,000		2,000,000,000
TOTAL PRESUPUESTO SECCION			3,444,135,186		3,444,135,186
		SECCION: 3705			
		SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A.		PRESUPUESTO DE FUNCIONAMIENTO		154,691,126,400	154,691,126,400
C.		PRESUPUESTO DE INVERSION		193,433,000,000	193,433,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,650,586,770	1,650,586,770
	800	INTERSUBSECTORIAL JUSTICIA		1,650,586,770	1,650,586,770
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,965,000,000	1,965,000,000
	800	INTERSUBSECTORIAL JUSTICIA		1,965,000,000	1,965,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,039,034,697	2,039,034,697
	800	INTERSUBSECTORIAL JUSTICIA		2,039,034,697	2,039,034,697
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		8,000,000,000	8,000,000,000
	800	INTERSUBSECTORIAL JUSTICIA		8,000,000,000	8,000,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		27,099,451,403	27,099,451,403
	800	INTERSUBSECTORIAL JUSTICIA		27,099,451,403	27,099,451,403
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		9,178,927,130	9,178,927,130
	800	INTERSUBSECTORIAL JUSTICIA		9,178,927,130	9,178,927,130
630		TRANSFERENCIAS		143,500,000,000	143,500,000,000
	803	ADMINISTRACION DE JUSTICIA		143,500,000,000	143,500,000,000
TOTAL PRESUPUESTO SECCION				348,124,126,400	348,124,126,400
		SECCION: 3706			
		INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A.		PRESUPUESTO DE FUNCIONAMIENTO	647,580,696,471	634,419,600	648,215,116,071

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C-		PRESUPUESTO DE INVERSION	18,250,000,000		18,250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	12,000,000,000		12,000,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	12,000,000,000		12,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,701,000,000		2,701,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	2,701,000,000		2,701,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,257,000,000		2,257,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	2,257,000,000		2,257,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,292,000,000		1,292,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	1,292,000,000		1,292,000,000
TOTAL PRESUPUESTO SECCION			665,830,696,471	634,419,600	666,465,116,071

SECCION: 3707

DIRECCION NACIONAL DE ESTUPEFACIENTES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	1,542,738,815	58,220,967,741	59,763,706,556
C-		PRESUPUESTO DE INVERSION	800,000,000	121,693,000,000	122,493,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	800,000,000		800,000,000
	800	INTERSUBSECTORIAL JUSTICIA	800,000,000		800,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		121,693,000,000	121,693,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		121,693,000,000	121,693,000,000
TOTAL PRESUPUESTO SECCION			2,342,738,815	179,913,967,741	182,256,706,556

SECCION: 3801

COMISION NACIONAL DEL SERVICIO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	1,822,150,000	61,959,245,000	63,781,395,000
C-		PRESUPUESTO DE INVERSION		19,752,046,532	19,752,046,532
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		19,752,046,532	19,752,046,532
	1000	INTERSUBSECTORIAL GOBIERNO		19,752,046,532	19,752,046,532
TOTAL PRESUPUESTO SECCION			1,822,150,000	81,711,291,532	83,533,441,532
TOTAL PRESUPUESTO NACIONAL			117,503,171,100,667	8,212,063,205,507	125,715,234,306,174

TERCERA PARTE

DISPOSICIONES GENERALES

ARTÍCULO 4o. Las disposiciones generales de la presente Ley son complementarias de las leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonía con éstas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las empresas industriales y comerciales del estado y a las sociedades de economía mixta con el régimen de aquéllas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente Ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I
DE LAS RENTAS Y RECURSOS

ARTÍCULO 5o. La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

ARTÍCULO 6o. El Gobierno Nacional podrá realizar sin operación presupuestal alguna, sustituciones en su portafolio de inversiones con sus entidades descentralizadas, de conformidad con las normas legales vigentes.

ARTÍCULO 7o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional, por quienes estén encargados de su recaudo.

Las superintendencias que no sean una sección presupuestal deben consignar mensualmente en la Dirección General de Crédito Público y del Tesoro Nacional, el valor total de las contribuciones establecidas en la ley.

ARTÍCULO 8o. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

ARTÍCULO 9o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al Presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de éstas.

ARTÍCULO 10o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional en el mes siguiente de su recaudo.

ARTÍCULO 11o. Facúltase a la Dirección General de Crédito Público y del Tesoro Nacional para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fondo de Garantías de Instituciones Financieras- Fogafin, entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Financiera de Colombia, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Financiera de Colombia; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y del Tesoro Nacional, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

PARÁGRAFO. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y del Tesoro Nacional no pueda hacer unidad de caja con los recursos de los fondos que administre.

CAPÍTULO II
DE LOS GASTOS

ARTÍCULO 12o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como, los costos imprevistos, ajustes y revisión de valores e intereses moratorios y gastos de nacionalización.

ARTÍCULO 13o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes éstos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

ARTÍCULO 14o. Para proveer empleos vacantes se requerirá del certificado de disponibilidad presupuestal por la vigencia fiscal de 2008. Por medio de éste, el jefe de presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1 de enero al 31 de diciembre de 2008, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales.

Previo al reconocimiento de la prima técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de éste se deberá garantizar la existencia de recursos del 1 de enero al 31 de diciembre de 2008.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

ARTÍCULO 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público, Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.

2. Costos comparativos de las plantas vigente y propuesta.

3. Efectos sobre los gastos generales.

4. Concepto técnico del Departamento Administrativo de la Función Pública.

5. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.

6. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido concepto o viabilidad presupuestal del Ministerio de Hacienda y Crédito Público-Dirección General del Presupuesto Público Nacional.

ARTÍCULO 16o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el artículo 114 de la Ley 30 de 1992. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

ARTÍCULO 17o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de empresas industriales y comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

ARTÍCULO 18o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requieren de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas.

ARTÍCULO 19o. Se podrán hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación ni cuantía, mediante resolución suscrita por el jefe del respectivo órgano.

En el caso de los establecimientos públicos del orden nacional estas distribuciones se harán por resolución o acuerdo de las juntas o consejos directivos. Si no existen juntas o consejos directivos lo hará el representante legal de éstos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público-Dirección General del Presupuesto Público Nacional, y tratándose de gastos de inversión, requerirán del concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de éstas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien éste haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional.

ARTÍCULO 20o. Los órganos de que trata el artículo 4 de la presente Ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja- PAC aprobado.

ARTÍCULO 21o. El Gobierno Nacional en el decreto de liquidación clasificará los ingresos y gastos y definirá estos últimos.

Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá del concepto previo favorable del Departamento Nacional de Planeación.

ARTÍCULO 22o. El Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2008.

ARTÍCULO 23o. El Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los trámites de cualquier operación presupuestal de las entidades señaladas en el artículo 4 de la presente Ley que incumplan los objetivos y metas trazados en el Marco Fiscal de Mediano Plazo, en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

ARTÍCULO 24o. Los órganos de que trata el artículo 4 de la presente Ley enviarán a la Dirección General del Presupuesto Público Nacional informes mensuales sobre la ejecución de ingresos y gastos, dentro de los cinco (5) primeros días del mes siguiente.
Se exceptúan de esta obligación los órganos que registran su gestión financiera pública en línea, con el Sistema Integrado de Información Financiera- SIIF Nación.

ARTÍCULO 25o. Los compromisos y las obligaciones de los órganos que sean una sección del Presupuesto General de la Nación correspondientes a las apropiaciones financiadas con rentas provenientes de contratos o convenios, sólo podrán ser asumidos cuando éstos se hayan perfeccionado.

ARTÍCULO 26o. Cuando los órganos que hacen parte del Presupuesto General de la Nación, celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los establecimientos públicos del orden nacional, las superintendencias y unidades administrativas especiales con personería jurídica así como las señaladas en el artículo 5 del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público-Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado de disponibilidad presupuestal y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados. Tratándose de gastos de inversión, requerirán del concepto previo favorable del Departamento Nacional de Planeación – Dirección de Inversiones y Finanzas Públicas.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

ARTÍCULO 27o. Cuando los órganos que conforman el Presupuesto General de la Nación posean bienes inmuebles que en la actualidad no se estén utilizando o que no sean necesarios para el desarrollo normal de sus funciones, deben desarrollar todas las actividades tendientes a cumplir con lo establecido en el artículo 8 de la Ley 708 de 2001 y sus decretos reglamentarios.

Así mismo, cuando dichos órganos funcionen en inmuebles de propiedad de particulares en calidad de arrendatarios, deben efectuar las gestiones necesarias para su traslado a un inmueble que actualmente no se encuentre ocupado por otra entidad pública y que sea de su propiedad.

ARTÍCULO 28o. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del orden nacional, sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los organismos financieros internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

ARTÍCULO 29o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2008, a la Dirección General de Crédito Público y del Tesoro Nacional, y a sus tesorerías cuando correspondan a recursos propios, los recursos de la Nación, incluyendo los de contrapartida, originados en convenios celebrados con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquéllos, con el soporte correspondiente.

ARTÍCULO 30o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrán efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrán atenderse con cargo a la vigencia en curso las obligaciones del servicio de la deuda pública correspondiente al mes de enero de 2009.

ARTÍCULO 31o. La representación legal y la ordenación del gasto del servicio de la deuda está a cargo del Ministro de Hacienda y Crédito Público o de quien éste delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

ARTÍCULO 32o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del Crédito serán atendidos con cargo a las apropiaciones del Servicio de la Deuda Pública.

CAPÍTULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

ARTÍCULO 33o. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes al año 2007, deben constituirse a más tardar el 20 de enero de 2008 y remitirse al día siguiente a la Dirección General del Presupuesto Público Nacional. Las primeras serán constituidas por el ordenador del gasto y el jefe de presupuesto o quien haga sus veces, y las segundas por el ordenador del gasto y el tesorero de cada órgano.

Cuando se trate de aportes de la Nación a las empresas industriales y comerciales del Estado o a las sociedades de economía mixta con el régimen de aquéllas, tanto las reservas como las cuentas por pagar deben constituirse en el mismo plazo, por el ordenador del gasto y el jefe de presupuesto o por quien haga sus veces, en el primer caso, y por el ordenador del gasto y el tesorero de cada empresa o sociedad en el segundo caso.

Igual procedimiento será aplicable a las superintendencias y a las unidades administrativas especiales cuando no figuren como secciones presupuestales.

ARTÍCULO 34o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2007, los dineros sobrantes serán reintegrados a la Dirección General de Crédito Público y del Tesoro Nacional.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2007 que no se hayan ejecutado a 31 de diciembre de 2008, expiran sin excepción. En consecuencia, deben reintegrarse a la Dirección General de Crédito Público y del Tesoro Nacional.

Los recursos incorporados en el Presupuesto General de la Nación con destino a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta con el régimen de aquéllas, que no hayan sido comprometidos o ejecutados a 31 de diciembre de 2008, deben ser reintegrados por éstas a la Dirección General de Crédito Público y del Tesoro Nacional.

PARÁGRAFO. Los reintegros de que trata el inciso primero del presente artículo deben realizarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano, a más tardar el 28 de enero de 2008. Los mismos funcionarios deben reintegrar los recursos a que se refieren los incisos segundo y tercero, a más tardar el 12 de enero de 2009.

CAPÍTULO IV
DE LAS VIGENCIAS FUTURAS

ARTÍCULO 35o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización caducan, salvo en los casos previstos en el inciso segundo del artículo 8° de la Ley 819 de 2003.

En los casos de licitación, concurso de méritos o cualquier otro proceso de selección, se entienden utilizados los cupos anuales de vigencias futuras con el acto de adjudicación.

ARTÍCULO 36o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las empresas industriales y comerciales del Estado o sociedades de economía mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 37o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las entidades territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares, y el origen de los recursos que fueron embargados.

Dicha constancia de inembargabilidad se refiere a recursos y no a cuentas bancarias, y le corresponde al servidor público solicitante, en los casos en que la autoridad judicial lo requiera, tramitar, ante la entidad responsable del giro de los recursos objeto de medida cautelar, la correspondiente certificación sobre cuentas bancarias.

ARTÍCULO 38o. Las sentencias, conciliaciones y cesantías parciales serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

ARTÍCULO 39o. Los órganos a que se refiere el artículo 4 de la presente Ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlos, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones se podrán pagar todos los gastos originados en los tribunales de arbitramento.

ARTÍCULO 40o. La Fiscalía General de la Nación, la Policía Nacional, el Ejército Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad deben cubrir con cargo a sus respectivos presupuestos los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal- Gaula- a que se refiere la Ley 282 de 1996.

PARÁGRAFO. El Departamento Administrativo de Seguridad DAS, ó la Policía Nacional deberán cubrir con cargo al rubro de viáticos y gastos de viaje de sus respectivos presupuestos, los gastos causados por los funcionarios que hayan sido asignados al Congreso de la República para prestar los servicios de protección y seguridad personal a sus miembros o a esta Institución.

ARTÍCULO 41o. El Departamento Nacional de Planeación, a más tardar un mes después de haberse expedido el Decreto de Liquidación, enviará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público un informe donde se presente la distribución indicativa del presupuesto de inversión por departamentos.

Cuando se realicen modificaciones al Presupuesto que afecten la regionalización, los diferentes órganos deben remitir esta información al Departamento Nacional de Planeación, dentro del mes siguiente al perfeccionamiento de dicha operación, para que éste consolide la información y la envíe dentro de los diez (10) días siguientes a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público.

ARTÍCULO 42o. En lo relacionado con las cuentas por pagar, el presupuesto inicial correspondiente a la vigencia fiscal de 2008 cumple con lo establecido en el artículo 31 de la Ley 344 de 1996.

ARTÍCULO 43o. Las obligaciones por concepto de servicios médico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2007, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2008.

La prima de vacaciones, la indemnización a las mismas, las cesantías, las pensiones y los impuestos, se pueden pagar con cargo al presupuesto vigente cualquiera sea el año de su causación.

Los órganos que hacen parte del Presupuesto General de la Nación podrán pagar con cargo al presupuesto vigente, las obligaciones recibidas de las entidades liquidadas que fueron causadas por las mismas, correspondientes a servicios públicos domiciliarios y contribuciones inherentes a la nómina, cualquiera que sea el año de su causación, afectando el rubro que les dio origen.

ARTÍCULO 44o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las empresas de servicios públicos con participación estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando, únicamente, la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se deben tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, ésta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando concurran las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas, sin operación presupuestal alguna.

PARÁGRAFO. Se exceptúan de esta disposición las transferencias del Sistema General de Participaciones de que tratan los artículos 356 y 357 de la Constitución.

ARTÍCULO 45o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesantías de las personas beneficiarias del extinto Fondo del Pasivo Prestacional del sector salud; para sanear los pasivos correspondientes a las cesantías de las universidades estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docente no acogidos al nuevo régimen salarial.

Igualmente, podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las universidades estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo del Instituto Nacional de Concesiones "INCO", surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados; en estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 de 1996 y sus normas reglamentarias, en lo pertinente.

PARÁGRAFO. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y sólo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

ARTÍCULO 46o. A partir de la vigencia de la presente Ley, el Ministerio de Hacienda y Crédito Público extinguirá las obligaciones y los saldos contables existentes por concepto de acuerdos de pago suscritos con las entidades del orden nacional hasta el 31 de diciembre de 2002 y que se originaron exclusivamente en el reconocimiento como deuda pública de la Nación de obligaciones pendientes de pago a través de títulos de Tesorería, TES, Clase "B", en desarrollo de lo dispuesto en el articulo 29 de la Ley 344 de 1996 y el articulo 1 de la Ley 419 de 1997.

ARTÍCULO 47o. El porcentaje de la cesión del impuesto a las ventas asignado a las cajas departamentales de previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

ARTÍCULO 48o. En el Fondo de Programas Especiales para la Paz se constituirán las subcuentas de "Programas para la Desmovilización" y "Programas de Reincorporación a la Vida Civil", en las cuales la ordenación del gasto, además de lo dispuesto en el artículo 13 de la Ley 368 de 1997, podrá ser delegada en otros funcionarios del nivel directivo, de conformidad con las normas orgánicas del Presupuesto.

ARTÍCULO 49o. Todos los programas y proyectos en carreteras y aeropuertos que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz que está adscrito a la Agencia Presidencial para la Acción y la Cooperación Internacional, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil o mediante convenios con las entidades territoriales según sea el caso.

ARTÍCULO 50o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, el Instituto de Planificación y Promoción de Soluciones Energéticas – IPSE – podrá adelantar las operaciones de canje de activos fijos de su propiedad que aún posea en las zonas interconectadas y no interconectadas por proyectos de preinversión e inversión de los prestadores de servicios públicos de energía.

Los proyectos de preinversión e inversión incluidos en el canje que se realice, no podrán ser financiados directa ni indirectamente con recursos que hagan parte del Presupuesto General de la Nación.

ARTÍCULO 51o. El Servicio Nacional de Aprendizaje, SENA transferirá al Instituto Colombiano para el Desarrollo de la Ciencia y la Tecnología "Francisco José de Caldas" - COLCIENCIAS con destino a financiar las actividades que promuevan y fomenten la investigación aplicada, la innovación, el desarrollo tecnológico, la apropiación pública de la ciencia, la tecnología, y en general la construcción de capacidades regionales de ciencia, tecnología e innovación, la cuarta parte de los recursos provenientes del veinte por ciento (20%) de los aportes sobre las nóminas de que trata el artículo 16 de la Ley 344 de 1996, mediante la celebración de un convenio interadministrativo.

ARTÍCULO 52o. El Ministerio de Hacienda y Crédito Público podrá celebrar acuerdos de pago sobre el capital y los intereses adeudados por las entidades descentralizadas, como consecuencia de la liquidación de excedentes y utilidades realizada por el Consejo Superior de Política Económica y Social, CONPES en desarrollo de las competencias otorgadas por la Ley Orgánica de Presupuesto.

ARTÍCULO 53o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las Entidades Territoriales- FONPET con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección General de Crédito Público y del Tesoro Nacional a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3 del artículo 2 de la Ley 549 de 1999, el Gobierno determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

ARTÍCULO 54o. Las apropiaciones programadas en la presente Ley para la ejecución de proyectos viales de la red terciaria a cargo de los municipios, los aeropuertos y zonas marítimas que no estén a cargo de la Nación, podrán ser ejecutadas directamente por las entidades especializadas del sector transporte o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los recursos apropiados en la presente ley y dicha infraestructura seguirá a cargo de las entidades territoriales y/o sus descentralizadas.

ARTÍCULO 55o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal que deban realizar; estos últimos gastos excepcionalmente los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las empresas industriales y comerciales del Estado y a las sociedades de economía mixta asimiladas a éstas.

ARTÍCULO 56o. En virtud de la autonomía consagrada en el artículo 69 de la Constitución Política, las universidades estatales pagarán las sentencias o fallos proferidos en contra de la Nación con los recursos asignados por parte de ésta, en cumplimiento del artículo 86 de la Ley 30 de 1992.

ARTÍCULO 57o. Los recursos incorporados al Programa denominado "Atención a la Niñez y apoyo a la Familia para posibilitar el ejercicio de los derechos a través de subsidios condicionados" del Instituto Colombiano de Bienestar Familiar - ICBF, deberán ser ejecutados en coordinación con la Agencia Presidencial para la Acción Social y la Cooperación Internacional-ACCIÓN SOCIAL.

ARTÍCULO 58o. Los recursos presupuestados para el proyecto "CAPACITACIÓN JOVENES EN ACCIÓN" del Servicio Nacional de Aprendizaje – SENA, se destinarán inicialmente a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004, proferida por la Honorable Corte Constitucional. Una vez se cubra la demanda de la población desplazada, los recursos se podrán destinar a la población no desplazada.

ARTÍCULO 59o. Los recursos aportados por la Nación a la Subcuenta de Subsistencia del Fondo de Solidaridad Pensional, en cumplimiento de lo previsto en el literal c) del numeral segundo del artículo 27 de la Ley 100 de 1993, adicionado por el artículo 8 de la Ley 797 de 2003, se ejecutarán en coordinación con el Instituto Colombiano de Bienestar Familiar, ICBF.

ARTÍCULO 60o. El Consejo Superior de la Judicatura y la Fiscalía General de la Nación podrán sustituir inmuebles de su propiedad, por obras necesarias para la adquisición, terminación, adecuación y dotación de su infraestructura, sin operación presupuestal alguna.

ARTÍCULO 61o. Las modificaciones a los contratos de concesión que impliquen mayores aportes estatales y/o mayores ingresos esperados y/o ampliación del plazo, pactado contractualmente, requerirán la evaluación fiscal previa por parte del Consejo Superior de Política Fiscal – CONFIS.

ARTÍCULO 62o. Los órganos que conforman el Presupuesto General de la Nación y las entidades territoriales y las entidades descentralizadas de aquella y de éstas, así como los ejecutores, a los que se les hubiere girado recursos del Fondo Nacional de Regalías y que actualmente no estén amparando compromisos u obligaciones, y correspondan a apropiaciones presupuestales de vigencias fiscales anteriores, deben reintegrar dentro del primer trimestre de 2008 a la Dirección General de Crédito Público y del Tesoro Nacional, el total de recursos que por concepto de saldos no ejecutados y rendimientos financieros posean en las cuentas abiertas para cada proyecto.

Así mismo, dichas entidades remitirán a la Dirección de Regalías del Departamento Nacional de Planeación dentro de los quince (15) días siguientes al vencimiento del término establecido para realizar el reintegro, copia de los documentos que soporten el reintegro de los recursos, identificando el nombre del proyecto, el monto por concepto de saldos no ejecutados y los rendimientos financieros obtenidos.

ARTÍCULO 63o. Los recursos provenientes de saldos apropiados y no comprometidos del Fondo Nacional de Regalías – FNR, correspondientes a vigencias fiscales anteriores, podrán financiar proyectos de inversión en infraestructura vial territorial, incorporados en el presupuesto del Instituto Nacional de Vías – INVIAS y contemplados en los planes de desarrollo de las respectivas entidades territoriales.

Para dar cumplimiento a lo anterior, el Ministerio de Hacienda y Crédito Público, administrador del portafolio del Fondo Nacional de Regalías, situará estos recursos, previa solicitud del Instituto Nacional de Vías, y al Fondo Nacional de Regalías únicamente le corresponderá realizar los ajustes contables a que haya lugar.

PARÁGRAFO. De estos recursos, se apropiarán en el presupuesto del Fondo Nacional de Regalías, la suma de $120.000 millones que se destinará a la financiación de proyectos de inversión en infraestructura vial territorial.

En la asignación de estos recursos se consultará entre otros criterios los de sostenibilidad, competitividad y equidad regional. La entidad viabilizadora de los proyectos será el INVIAS.

ARTÍCULO 64o. La Nación – Ministerio de Minas y Energía podrá financiar el Fondo de Energía Social –FOES– creado mediante la Ley 812 de 2003 y cuya vigencia fue prorrogada por la Ley 1151 de 2007 en un monto de hasta $80.000 millones de pesos con cargo a los recursos recaudados y no apropiados a 31 de diciembre de 2007, del Fondo de Apoyo Financiero para la Energización de las Zonas Rurales Interconectadas –FAER–.

PARÁGRAFO. Con estos recursos se podrá reconocer parcial o totalmente requerimientos de FOES que no hayan sido cubiertos con la fuente original de rentas de congestión.

ARTÍCULO 65o. Con el fin de dar cumplimiento a lo establecido en los artículos 36 y 41 de la Ley 715 de 2001 y 37 de la Ley 1151 de 2007, se pagarán contra las apropiaciones y excedentes de los recursos del Sistema General de Participaciones, los saldos que resulten del reconocimiento de los costos del servicio educativo ordenados por la Constitución y la ley, y las deudas por concepto de los costos acumulados en el Escalafón Nacional Docente, las homologaciones de cargos administrativos del sector y el incentivo regulado en el Decreto 1171 de 2004. El Ministerio de Educación Nacional revisará las liquidaciones presentadas por las entidades territoriales y certificará el monto por reconocer.

ARTÍCULO 66o. Ordenar al Gobierno Nacional para que a través del Ministerio de Transporte e Invías se actualice el inventario de vías municipales y/o terciarias.

ARTÍCULO 67o. En la subcuenta de Promoción de la Salud del Fondo de Solidaridad y Garantía, FOSYGA, se programan para la vigencia 2008, recursos complementarios a los que dispone el Sistema General de Seguridad Social en Salud con este objeto, por treinta mil millones de pesos ($30.000.000.000) que se destinarán a financiar actividades del Plan Nacional de Salud Pública orientadas a promover las acciones de diagnóstico temprano y reducción de la progresión de la nefropatía diabética e hipertensiva, cuyos mecanismos e instrumentos de ejecución y criterios de distribución serán definidos conjuntamente por los Ministerios de Hacienda y Crédito Público y de la Protección Social.

ARTÍCULO 68o. El Gobierno Nacional, con cargo a las apropiaciones de la presente vigencia fiscal, podrá otorgar créditos de presupuesto que podrán ser condonables, con destino al pago de acreencias pensionales y demás obligaciones laborales de los hospitales San Juan de Dios e Instituto Materno Infantil, en los términos y condiciones que defina la Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público.

ARTÍCULO 69o. La Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales podrá presentar los proyectos, con el aval de las entidades territoriales del ámbito de jurisdicción en el que se desarrollarán los mismos, y ejecutar los recursos destinados para la conservación, preservación, descontaminación y recuperación del medio ambiente y saneamiento ambiental a los que se refieren las Leyes 141 de 1994 y 756 de 2002 y correspondientes a las asignaciones del Fondo Nacional de Regalías.

Así mismo, los recursos destinados de manera específica para la financiación de proyectos en parques naturales a los que se refieren dichas leyes podrán ser presentados y serán ejecutados por la Unidad Administrativa Especial del Sistema de Parques Nacionales Naturales, en desarrollo de las funciones establecidas por el artículo 19 del Decreto 216 de 2003.

ARTÍCULO 70o. En desarrollo de la Política de Consolidación de la Seguridad Democrática -PCSD-, contenida en el Plan Nacional de Desarrollo y en las bases del mismo, las cuales fueron incorporadas mediante el artículo 3° de la Ley 1151 de 2007, las Fuerzas Militares podrán ejecutar Programas y Proyectos de Inversión para fortalecer las estrategias tendientes a consolidar la presencia institucional tales como: obras de infraestructura, dotación y mantenimiento, garantizando el bienestar de la población afectada por la situación de violencia generada por los grupos armados al margen de la ley.

ARTÍCULO 71o. Los recursos asignados para funcionamiento del Congreso por $2.8 mm, en la carta de modificaciones para segundo debate al Proyecto de Ley No. 043 de 2007 Cámara y 048 de 2007 Senado, por el Ministerio de Hacienda y Crédito Público, serán utilizados única y exclusivamente para el reajuste salarial de la nómina de los funcionarios del Congreso que no están vinculados a las unidades de trabajo legislativo.

Dichos recursos serán apropiados a partir del 1 de enero de 2008, mediante decreto expedido por el Gobierno Nacional por intermedio del Departamento Administrativo de la Función Pública.

ARTÍCULO 72o. De los recursos producidos por concepto de venta de estampilla Pro Hospitales de primero, segundo y tercer grado de complejidad y universitarios, se podrá destinar hasta un 20% para el pago de la prima de productividad del personal profesional de salud que labore en las IPS públicas, de acuerdo con la reglamentación que expida el Ministerio de la Protección Social.

ARTÍCULO 73o. Para los efectos de lo dispuesto en el parágrafo 3° del artículo 71 de la Ley 964 de 2005, el plazo para enajenar el exceso del tope máximo de participación accionaria permitida en la Bolsa Nacional Agropecuaria S.A., que se encuentre en titularidad de la Nación – Ministerio de Agricultura y Desarrollo Rural será el último día del mes de julio del año 2009.

ARTÍCULO 74o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, sectoriales del orden nacional, de que trata la Ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 proferida por la Honorable Corte Constitucional. Esta priorización se efectuará teniendo en cuenta la categoría de la entidad territorial de conformidad con lo establecido en el artículo 1 de la Ley 617 de 2000, y con el consolidado para diciembre del año 2006, del número de hogares recibidos o expulsados de acuerdo con el Registro Único de Población Desplazada de la Agencia Presidencial para la Acción Social, en armonía con los principios de concurrencia, complementariedad y subsidiariedad.

Las entidades de las que trata este artículo, reportarán al Ministerio de Hacienda y Crédito Público y al Departamento Nacional de Planeación, en el detalle que éstos establezcan, la información relacionada con la ejecución presupuestal de dichos recursos, así como los criterios de priorización utilizados, la cual será enviada al Consejo Nacional de Atención Integral a la Población Desplazada por la Violencia, para informar a la Honorable Corte Constitucional sobre el cumplimiento de la Sentencia T-025 de 2004.

ARTÍCULO 75o. La presente Ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1 de enero de 2008.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA

(Fdo.) NANCY PATRICIA GUTIÉRREZ CASTAÑEDA

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA

(Fdo.) EMILIO RAMÓN OTERO DAJUD

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES

(Fdo.) OSCAR ARBOLEDA PALACIO

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES

(Fdo.) ANGELINO LIZCANO RIVERA

REPUBLICA DE COLOMBIA – GOBIERNO NACIONAL
PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá D.C., a los

(Fdo.) OSCAR IVAN ZULUAGA ESCOBAR
Ministro de Hacienda y Crédito Público